Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among:

ASK JEEVES, INC.,
a Delaware corporation;

AQUA ACQUISITION CORP.,
a Delaware corporation;

AQUA ACQUISITION HOLDINGS LLC,
a Delaware limited liability company;

and

INTERACTIVE SEARCH HOLDINGS, INC.,
a Delaware corporation.

MARCH 3, 2004

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(Continued)

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(Continued)

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(Continued)

		Page
9.4	Entire Agreement; Nonassignability; Parties in Interest	79
9.5	Severability	79
9.6	Remedies Cumulative	79
9.7	Governing Law	80
9.8	Rules of Construction	80
9.9	Amendments and Waivers	80
9.10	Attorneys’ Fees	80

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LIST OF EXHIBITS

Exhibit A	Stockholder Agreement

Exhibit B	Standstill Agreement

Exhibit C	Stock Resale Agreement

Exhibit D	Certificate of Merger

Exhibit E	Certificate of Incorporation of Target

Exhibit F	Bylaws of Target

Exhibit G	Step Two Certificate of Merger

Exhibit H	Escrow Agreement

Exhibit I	Affiliate Agreement

Exhibit J	Certificate of Ask Jeeves, Inc.

Exhibit K	Certificate of Interactive Search Holdings, Inc.

Exhibit L	Opinion of O’Melveny & Myers LLP

Exhibit M-1	Opinion of Weil, Gotshal & Manges LLP

Exhibit M-2	Opinion of Edwards & Angell LLP

Exhibit N	Opinion of Morris, Nichols, Arsht & Tunnell

Exhibit O	Employment Agreement

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INDEX OF DEFINED TERMS

DEFINED TERM	SECTION

“83(b) Election”	2.3

“Accounts Receivable”	2.27

“Acquiror”	Preamble

“Acquiror Common Stock”	Recitals

“Acquiror Disclosure Schedule”	Article Three

“Acquiror Financial Statements”	3.6(b)

“Acquiror SEC Documents”	3.6(a)

“Acquiror’s 401(k) Plan”	5.14(b)

“Acquiror Plans”	5.14(a)

“Acquiror Subject Persons”	9.2

“Acquisition Proposal”	4.3(d)

“action”	2.16(d)

“Additional Stock Consideration”	1.6(g)

“Adverse Actions”	4.3(e)

“Affiliate Agreement”	5.12

“Affiliates”	2.24

“Agreement”	Preamble

“Antitrust Laws”	5.4(b)

“Balance Sheet Date”	2.8

“California Commissioner”	5.1(a)

“California Securities Law”	5.1(a)

“Cash Consideration”	1.6(c)

“Cash Per Share”	1.6(a)

“Certificate of Merger”	1.1

“Certificates”	1.7(c)

DEFINED TERM	SECTION

“Claims Period”	8.5

“Class A Common Stock”	1.6(a)

“Class B Common Stock”	1.6(a)

“Closing”	1.2

“Closing Date”	1.2

“Closing Price”	1.6(f)

“Code”	Recitals

“Confidential Information”	2.13(m)

“Confidentiality Agreement”	5.6

“Controlled Group”	2.16(k)

“Damages”	8.3(a)

“Delaware Law”	1.1

“Dissenting Shares”	1.6(j)

“Earn-out Consideration”	1.6(a)

“Earn-out Statement”	1.6(a)

“Effective Time”	1.2

“Employee Plan”	2.16(k)

“Environmental Laws”	2.14(a)

“ERISA”	2.16(k)

“Escrow Agent”	8.2

“Escrow Agreement”	5.10

“Escrow Cash”	8.2

“Escrow Fund”	8.2

“Escrow Shares”	8.2

“Escrow Termination Date”	8.1

“Excess Merger Fees”	1.6(c)

“Exchange Act”	2.18(h)

DEFINED TERM	SECTION

“Exchange Agent”	1.7(a)

“Facilities”	2.14(a)

“Financial Statements”	2.6

“FIRPTA”	5.8

“Fun Web Merger”	2.1

“GAAP”	2.6

“Governmental Entity”	2.5(b)

“Group”	4.3(d)

“Hazardous Materials”	2.14(a)

“Hearing”	5.1(a)

“Hearing Notice”	5.1(a)

“HSR Act”	2.5(b)

“include,” “includes” and “including”	9.2

“Indemnified Parties”	5.18(a)

“Indemnified Person” and “Indemnified Persons”	8.3(a)

“Independent Accounting Firm”	1.6(a)

“Information Statement”	5.1(a)

“Initial Escrow Shares”	8.2

“Initial Special Escrow Shares”	8.7

“Intellectual Property”	2.13(m)

“Interim Surviving Corporation”	1.1

“IRS”	2.3

“JAMS”	9.2

“knowledge”	9.2

“largest”	2.18(a)

“Licensed IP”	2.13(m)

“Licensed Technology”	2.13(m)

DEFINED TERM	SECTION

“Litigation”	2.9

“LLC”	Preamble

“made available”	9.2

“Manager”	1.6(a)

“Material Adverse Effect”	9.2

“Material Contract”	2.18

“Material Subsidiaries”	2.1

“Maximum Cash Amount”	1.6(a)

“Measurement Period”	1.6(a)

“Merger Consideration”	1.6(c)

“Mergers”	Recitals

“Merger Sub”	Preamble

“Modified Terms”	4.3(e)

“NASD”	5.7

“Net Revenues”	1.6(a)

“New Shares”	8.6(a)

“Objection Notice”	1.6(a)

“Officer’s Certificate”	8.4

“Option Exchange Ratio”	1.6(f)

“Order”	5.4(b)

“Owned IP”	2.13(m)

“Owned Technology”	2.13(m)

“Patents”	2.13(m)

“Permit”	5.1(b)

“Permit Application”	5.1(a)

“Person”	1.6(c)

“Principal Stockholders”	6.3(l)

DEFINED TERM	SECTION

“Property”	2.14(a)

“Proxy Statement”	5.1(e)

“Public Software”	2.13(m)

“Registration Statement”	5.1(e)

“Regulation”	2.16(k)

“Returns”	2.15(a)

“SEC”	2.3

“Securities Act”	2.3

“Series A Dividend”	1.6(a)

“Series A Preferred Stock”	1.6(a)

“Settlement Expenses”	5.20

“Special Escrow Cash”	8.7

“Special Escrow Fund”	8.7

“Special Escrow Shares”	8.7

“Specified Time”	4.3(d)

“Standstill Agreement”	Recitals

“Step One Merger”	Recitals

“Step Two Certificate of Merger”	1.12(b)

“Step Two Merger”	Recitals

“Step Two Merger Effective Time”	1.12(b)

“Stock Consideration”	1.6(c)

“Stockholder Agreement”	Recitals

“Stockholders’ Representative”	8.9

“Stock Ratio”	1.6(a)

“Stock Resale Agreement”	Recitals

“Superior Proposal”	4.3(d)

“Surviving Company”	1.12(a)

x

DEFINED TERM	SECTION

“Target”	Preamble

“Target 401(k) Plan”	5.14(b)

“Target Amount”	1.6(a)

“Target Authorizations”	2.11

“Target Balance Sheet”	2.7

“Target Capital Stock”	1.6(a)

“Target Common Stock”	1.6(a)

“Target Disclosure Schedule”	Article Two

“Target IP”	2.13(m)

“Target Option Additional Shares”	1.6(f)

“Target Option Consideration”	1.6(f)

“Target Options”	1.6(f)

“Target Products”	2.13(m)

“Target Registered IP”	2.13(m)

“Target Representatives”	4.3(a)

“Target Stock Option Plan”	1.6(f)

“Target Stockholders Meeting”	5.2

“Target stockholders,” “stockholders of Target,” “former Target stockholders” and “former stockholders of Target”	9.2

“Target Subject Persons”	9.2

“Target Technology”	2.13(m)

“Tax Claims”	5.20

“Taxes”	2.15(a)

“Technology”	2.13(m)

“Termination Date”	7.1(b)

“Termination Fee”	7.2(c)

“the date of this Agreement” and “the date hereof”	9.2

DEFINED TERM	SECTION

“Third Party Intellectual Property Rights”	2.13(m)

“Traffic Acquisition Costs”	1.6(a)

“Unvested Share Waiver”	1.6(b)

“Unvested Target Shares”	1.6(b)

“Zero Priced Options”	1.6(f)

AGREEMENT AND PLAN OF REORGANIZATION

     This Agreement and Plan of Reorganization (the “Agreement”) is made and entered into as of March 3, 2004, by and among Ask Jeeves, Inc., a Delaware corporation (“Acquiror”), Interactive Search Holdings, Inc., a Delaware corporation (“Target”), Aqua Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), and Aqua Acquisition Holdings LLC, a single member Delaware limited liability company wholly owned by Acquiror (the “LLC”).

RECITALS

     A.     The Boards of Directors of Target, Acquiror and Merger Sub and the manager of the LLC believe it is fair to and in the best interests of their respective companies and the stockholders or sole member of their respective companies that Target and the LLC combine into a single company through the merger of Merger Sub with and into Target (the “Step One Merger”) and the merger of Target, as surviving corporation of the Step One Merger, with and into the LLC (the “Step Two Merger,” and together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity in the Mergers, and, in furtherance thereof, have approved and declared the advisability of this Agreement and the Mergers.

     B.     Pursuant to the Mergers, subject to the terms hereof, the outstanding shares of capital stock of Target shall be converted into the right to receive shares of Acquiror’s common stock, par value $0.001 per share (the “Acquiror Common Stock”), and cash as set forth herein.

     C.     Concurrently with the execution and delivery of this Agreement, each of the Principal Stockholders is entering into a Stockholder Agreement in the form attached hereto as Exhibit A (each a “Stockholder Agreement”), a Standstill Agreement in the form attached hereto as Exhibit B (each a “Standstill Agreement”), and a Stock Resale Agreement in the form attached hereto as Exhibit C (each, a “Stock Resale Agreement”).

     D.     Target, Acquiror, Merger Sub and the LLC desire to make certain representations and warranties, covenants and other agreements in connection with the Mergers.

     E.     The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Mergers together to qualify as a reorganization under the provisions of Section 368 of the Code.

AGREEMENT

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE ONE

The Mergers

          1.1 The Step One Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger in connection with the Step One Merger attached hereto as Exhibit D (the “Certificate of Merger”) and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation of the Step One Merger. Target as the interim surviving corporation following the Step One Merger is hereinafter sometimes referred to as the “Interim Surviving Corporation.”

          1.2 Closing; Effective Time. The closing of the Step One Merger (the “Closing”) shall take place as soon as practicable, and in no event later than two (2) business days after the satisfaction or waiver of each of the conditions set forth in Article Six below or at such other time as the parties agree (the “Closing Date”). In connection with the Closing, the parties shall cause the Step One Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the “Effective Time”). The Closing shall take place at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California, or at such other location as the parties agree.

          1.3 Effect of the Step One Merger. At the Effective Time, the effect of the Step One Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Interim Surviving Corporation.

          1.4 Certificate of Incorporation; Bylaws.

               (a) At the Effective Time, the Certificate of Incorporation of Target shall be amended to read in its entirety as set forth as Exhibit E hereto until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.

               (b) At the Effective Time, the Bylaws of Target shall be amended to read in their entirety as set forth as Exhibit F hereto until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Interim Surviving Corporation and such Bylaws.

          1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Interim Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time, shall be the officers of the Interim Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified.

          1.6 Effect on Capital Stock. By virtue of the Step One Merger and without any action on the part of Merger Sub, Target or any of its stockholders, the following shall occur at the Effective Time:

               (a) Treatment of Vested Target Capital Stock.

                    (i) Each share of Target’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, “Target Common Stock”, and, collectively with the Series A Preferred Stock, the “Target Capital Stock”) issued and outstanding and fully-vested immediately prior to the Effective Time shall be converted into the right to receive, subject to the terms of Section 8.2 and Section 8.7, (A) the number of shares of Acquiror Common Stock that is equal to the quotient obtained by dividing (1) 9,300,000 less the number of Target Option Additional Shares by (2) the sum of the total number of issued and outstanding shares of Target Common Stock (whether vested or unvested), the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock and the total number of shares of Target Common Stock issuable upon exercise of Target Options assumed by Acquiror at the Effective Time (the “Stock Ratio”), (B) cash equal to the quotient obtained by dividing (1) $150,000,000 less any Excess Merger Fees and less the Series A Dividend (the “Maximum Cash Amount”) by (2) the sum of (x) the total number of issued, outstanding and fully-vested shares of Target Common Stock immediately prior to the Effective Time, plus (y) the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock immediately prior to the Effective Time, plus (z) if (and only if) an Unvested Share Waiver is not obtained with respect to any Unvested Target Shares, the total number of Unvested Target Shares not subject to an Unvested Share Waiver immediately prior to the Effective Time (the “Cash Per Share”), and (C) if applicable, a portion of the Earn-out Consideration equal to the Earn-out Consideration divided by the sum of the total number of issued and outstanding and fully-vested shares of Target Common Stock immediately prior to the Effective Time, plus the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock immediately prior to the Effective Time, plus, if (and only if) an Unvested Share Waiver is not obtained with respect to any Unvested Target Shares, the total number of Unvested Target Shares not subject to an Unvested Share Waiver immediately prior to the Effective Time.

                    (ii) Each share of Target’s Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, subject to the terms of Section 8.2 and Section 8.7, (A) a number of shares of Acquiror Common Stock equal to the Stock Ratio multiplied by the number of shares of Target Common Stock issuable upon conversion of such share of Series A Preferred Stock, (B) cash equal to the Cash Per Share multiplied by the number of shares of Target Common Stock issuable upon conversion of such share of Series A Preferred Stock, and (C) if applicable, a portion of the Earn-out Consideration equal to (1) the Earn-out Consideration divided by (2) the sum of the total number of issued and outstanding and fully-vested shares of Target Common Stock immediately prior to the Effective Time, plus the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock immediately prior to the Effective Time, plus, if

(and only if) an Unvested Share Waiver is not obtained with respect to any Unvested Target Shares, the total number of Unvested Target Shares not subject to an Unvested Share Waiver immediately prior to the Effective Time, multiplied by the number of shares of Target Common Stock issuable upon conversion of such share of Series A Preferred Stock. Prior to the Closing, Target shall have declared and paid to the holder of each share of Series A Preferred Stock the accrued and unpaid dividend on each share of Series A Preferred Stock (the aggregate of all such amounts paid on the Series A Preferred Stock is referred to as the “Series A Dividend”).

                    (iii) Earn-out Consideration.

                         (A) In the event that (1) the value of the sum of the Merger Consideration, the Series A Dividend and the Excess Merger Fees (where each share of Acquiror Common Stock issued or issuable as part of the Merger Consideration is valued at the Closing Price) is less than $375,000,000, and (2) the Surviving Company shall have Net Revenues for the twelve-month period following the Closing Date (the “Measurement Period”) of at least $121,580,000 (the “Target Amount”), Acquiror shall pay the Earn-out Consideration pursuant to Section 1.6(a)(i) and Section 1.6(a)(ii). The “Earn-out Consideration” shall consist of cash in an amount equal to the lesser of (1) the difference between (a) $375,000,000 and (b) the value of the sum of the Merger Consideration, the Series A Dividend and the Excess Merger Fees (where each share of Acquiror Common Stock issued or issuable as part of the Merger Consideration is valued at the Closing Price), and (2) $17,500,000. “Net Revenues” means gross revenues of the Surviving Company (on a consolidated basis with its subsidiaries) determined in accordance with GAAP consistently applied less Traffic Acquisition Costs; provided that Net Revenues shall not include gross revenues directly attributable to new Fun Web Products of the Surviving Company introduced after the seven-month anniversary of the Closing Date. “Traffic Acquisition Costs” means (1) the amount of revenue share payments made by the Surviving Company to third party distributors of the Surviving Company’s My Search browser plug-in plus (2) the amount paid by the Surviving Company to third party media providers to display advertising for the Surviving Company’s line of Fun Web Products (for example, among others, Smiley Central and CursorMania), in each case for the applicable period; provided that Traffic Acquisition Costs shall not include any of the costs described in (1) or (2) directly attributable to new Fun Web Products of the Surviving Company introduced after the seven-month anniversary of the Closing Date.

                         (B) Surviving Company agrees that during the Measurement Period it shall (1) use commercially reasonable efforts to operate its business in a manner consistent in all material respects with Target’s conduct of the business at the Effective Time, (2) not take or omit to take any action (including, without limitation, reducing or deferring sales, marketing, new product or new business development efforts or deferring the execution of agreements) that is intended to reduce or limit the Net Revenues unless otherwise approved by an executive officer of the Surviving Company who was one of the co-chief executive officers of Target at the Effective Time, and (3) cause all company opportunities arising through or as a direct result of the business activities of the Surviving Company to obtain, retain, renew or otherwise profit from the business or activities of the Surviving Company to be offered first to the Surviving Company and not made available to Acquiror or other subsidiaries or divisions of Acquiror unless declined by an executive officer of the Surviving Company who was one of the co-chief executive officers of Target at the Effective Time. In the event that the manager of the

Surviving Company (the “Manager”) believes in good faith that a reduction in traffic acquisition investments or the reduction or deferring of sales, marketing, new product or new business development efforts or deferring the execution of agreements is necessary or advisable to further the long-term success of the Surviving Company’s business, a representative of the Manager and one of the co-chief executive officers of Target immediately prior to the Effective Time shall negotiate in good faith to adjust, through the application of historical data, the Target Amount downward. If the Manager and such former co-chief executive officer of Target cannot reach agreement on such adjustment within thirty (30) days from the date such parties initiated negotiations regarding the adjustment, the parties shall submit the matter to the Independent Accounting Firm and the adjustment shall be determined in accordance with Section 1.6(a)(iii)(E) below.

                              (C) Notwithstanding the foregoing, if at any time Acquiror shall agree in writing for the benefit of the stockholders of Target as of the Effective Time that the Earn-out Consideration shall be unconditionally payable at the end of the Measurement Period without regard to the other provisions of this Section 1.6(a)(iii), then the other provisions of Section 1.6(a)(iii) shall be of no further force or effect from and after the date of such agreement.

                              (D) Acquiror shall prepare and deliver to the Stockholders’ Representative, within thirty (30) days after the expiration of the Measurement Period, a statement setting forth its good faith calculations of the Net Revenues and Traffic Acquisition Costs of the Surviving Company for the Measurement Period (the “Earn-out Statement”). Acquiror shall give the Stockholders’ Representative and its accountants and other appropriate personnel such assistance and access to the books and records and relevant personnel of the Surviving Company as such accountants or other personnel may reasonably request during normal business hours in order to enable the Stockholders’ Representative to review the Earn-out Statement and analyze the underlying information. Prior to gaining access to such books, records and personnel, the Stockholders’ Representative shall enter into a mutually acceptable non-disclosure agreement with Acquiror and/or the Surviving Company with respect to the confidential information of Acquiror and/or the Surviving Company obtained as a part of such review.

                              (E) The Earn-out Statement shall be final and binding unless the Stockholders’ Representative shall, within fifteen (15) Business Days following the delivery of the Earn-out Statement, deliver to Acquiror written notice of objection (the “Objection Notice”) with respect to the Earn-out Statement. The Objection Notice shall specify in reasonable detail the basis for the dispute, including the data that forms the basis thereof, as well as the amount in dispute.

                              (F) If the Objection Notice is delivered, the parties shall consult with each other with respect to the dispute and attempt in good faith to resolve the dispute. If the parties are unable to reach agreement within thirty (30) days after delivery of the Objection Notice, either Acquiror or the Stockholders’ Representative may refer any unresolved disputes to PricewaterhouseCoopers LLC (the “Independent Accounting Firm”). The Independent Accounting Firm shall be directed to render a written report as promptly as practicable and, in any event, within thirty (30) days of the Independent Accounting Firm’s engagement regarding the dispute. The resolution of the dispute by the Independent Accounting Firm shall be final and binding on the parties. The fees and expenses of the Independent Accounting Firm shall be borne equally by Acquiror and the Stockholders’ Representative.

               (b) Treatment of Unvested Target Common Stock. If prior to the Effective Time, Target shall have received a waiver of the right to share in the Cash Consideration, the Earn-out Consideration and the Additional Stock Consideration described in Section 1.6(g) (the “Unvested Share Waiver”) executed by the applicable holder of unvested shares of Target Common Stock issued and outstanding immediately prior to the Effective Time as set forth on Schedule 1.6(b) (“Unvested Target Shares”), then each of such holder’s Unvested Target Shares shall be converted into the right to receive only the number of shares of Acquiror Common Stock that is equal to the Stock Ratio, and no portion of the Cash Consideration, the Earn-out Consideration or the Additional Stock Consideration. If the Unvested Share Waiver is not executed then each of such holder’s Unvested Target Shares shall be converted into the right to receive (A) the number of shares of Acquiror Common Stock that is equal to the Stock Ratio, plus (B) a portion of the Maximum Cash Amount equal to the Maximum Cash Amount divided by the sum of (i) the total number of issued, outstanding and fully-vested shares of Target Common Stock immediately prior to the Effective Time, plus (ii) the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock immediately prior to the Effective Time, plus (iii) the total number of Unvested Target Shares not subject to an Unvested Share Wavier immediately prior to the Effective Time, plus (C) if applicable, a portion of the Earn-out Consideration equal to the Earn-out Consideration divided by the sum of the total number of issued and outstanding and fully-vested shares of Target Common Stock immediately prior to the Effective Time, plus the total number of shares of Target Common Stock issuable upon conversion of the issued and outstanding shares of Series A Preferred Stock immediately prior to the Effective Time, plus, the total number of Unvested Target Shares not subject to an Unvested Share Waiver immediately prior to the Effective Time.

               (c) Certain Definitions.

                    (i) For purposes of this Agreement, “Person” shall mean any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

                    (ii) For purposes of this Agreement, the shares of Acquiror Common Stock to be issued pursuant to Section 1.6(a) and Section 1.6(b) are referred to as the “Stock Consideration” and the aggregate amount of cash to be paid pursuant to Section 1.6(a) is referred to as the “Cash Consideration”. The Stock Consideration plus the Cash Consideration plus the Target Option Consideration is referred to as the “Merger Consideration.”

                    (iii) “Excess Merger Fees” are any fees in excess of $5,000,000 attributable to legal, accounting, investment banking, brokers’ and finders’ fees either paid or payable by Target, or Acquiror or the Surviving Company on behalf of Target, in connection with the Mergers, excluding the value of any such fees paid in shares of Target Capital Stock or Acquiror Common Stock in exchange for converted shares of Target Capital Stock.

               (d) All shares of Target Capital Stock, when so converted at the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Target Capital Stock shall cease to have any rights with respect thereto, except the right to receive its respective portion of the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 1.7, without interest, unless required by law, and there shall be no further registration of transfers on the records of the Interim Surviving Corporation of certificates formerly representing shares of Target Capital Stock. If, after the Effective Time, certificates formerly representing shares of Target Capital Stock are presented to the Interim Surviving Corporation, the Surviving Company or Acquiror for any reason, they shall be cancelled and exchanged as provided in this Article One.

               (e) Cancellation of Target Capital Stock Owned by Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock or by any direct or indirect subsidiary of Target immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

               (f) Treatment of Target Options; Unvested Target Shares.

               (i) Assumption of Outstanding Target Options.

                    (A) All unvested options to purchase Target Capital Stock issued and outstanding immediately prior to the Effective Time (“Target Options”) under Target’s 2001 Equity Incentive Plan and 2003 Equity Incentive Plan (together, the “Target Stock Option Plan”), shall, at the Effective Time, by virtue of the Step One Merger and without any further action on the part of Target or the holder thereof, be assumed by Acquiror in accordance with this Section 1.6(f). Target shall take such action as may be required in order to ensure that all vested options under the Target Stock Plan, to the extent not exercised prior to the Effective Time, shall terminate at the Effective Time. Notwithstanding the foregoing, Acquiror shall not assume any Target Options having no exercise price or an exercise price per share less than the par value per share of the shares of Target Capital Stock subject to such Target Options (the “Zero Priced Options”), and Target shall take such action as may be required in order to ensure that such Zero Priced Options, to the extent not exercised prior to the Effective Time, shall terminate at the Effective Time. At such times prior to the Closing as Acquiror shall request and on the Closing Date, Target shall deliver to Acquiror an updated list of all holders of outstanding Target Options as of such date, including the number of shares of Target Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. Each Target Option assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plan and the applicable stock option agreement as in effect immediately prior to the Effective Time (after giving effect to any accelerated vesting as a result of the Mergers), except that (i) each Target Option will be exercisable for that number of whole shares of Acquiror Common Stock equal to (1) the Stock Ratio plus (2) the quotient obtained by dividing the Target Option Additional Shares divided by the total number of shares of Target Common Stock issuable upon exercise of the Target Options assumed by Acquiror at the Effective Time (rounded down to the nearest whole number of share subject to such Target Option) (the “Option Exchange Ratio”), and (ii) the exercise price per share shall be equal to (1) the exercise price per share of Target Common Stock of such Target Option divided by (2) the Option Exchange Ratio.

                    (B) The number of shares of Acquiror Common Stock subject to assumed Target Options is referred to as the “Target Option Consideration.” The weighted average closing price of a share of Acquiror Common Stock for the thirty (30) most recent days that Acquiror Common Stock has traded, ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market is referred to as the “Closing Price”. The number of “Target Option Additional Shares” shall be calculated by multiplying the number of shares of Target Common Stock issuable upon exercise of Target Options assumed by Acquiror at the Effective Time by the quotient obtained by dividing (1) the Cash Per Share by (2) the Closing Price.

                    (C) As soon as practicable after the Effective Time, Acquiror will issue to each Person who, immediately prior to the Effective Time was a holder of a Target Option under the Target Stock Option Plan, a written document evidencing the foregoing assumption of such option by Acquiror.

               (ii) Unvested Target Shares. Except as set forth in Section 1.6 of the Target Disclosure Schedule, the repurchase option, vesting schedule or other condition applicable to each Unvested Target Share shall be assigned to Acquiror and the shares of Acquiror Common Stock issued upon the conversion of the Unvested Target Shares in the Step One Merger shall continue to be unvested and subject to the same repurchase options, vesting schedules or other conditions, as applicable, immediately following the Effective Time as they were subject to immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Mergers. The certificates representing such shares of Acquiror Common Stock shall accordingly be marked with appropriate legends noting such repurchase options, vesting schedules or other conditions. Target shall take all actions that are reasonably necessary to ensure that, from and after the Effective Time, Acquiror (or its assignee) shall be entitled to exercise any such repurchase option, vesting schedule or other right applicable to each Unvested Target Share.

          (g) Additional Stock Consideration. In the event that during the twelve-month period after the Effective Time, either (1) Acquiror or the Surviving Company exercises a repurchase right with respect to shares of Acquiror Common Stock issued in exchange for Unvested Target Shares or (2) Acquiror or the Surviving Company exercises a repurchase right with respect to shares of Acquiror Common Stock issued upon exercise of assumed Target Options or any Target Options are cancelled, in each case as a result of the termination of employment by the Surviving Company without cause (as such term is defined in the applicable plan, document or agreement governing such Unvested Target Shares or Target Options, if defined therein) of any of the Persons listed on Schedule 1.6(g), then:

               (i) in the case of (1) above, within thirty (30) days following the end of such twelve-month period, Acquiror shall issue and deliver to the former Target stockholders whose shares were converted pursuant to Section 1.6(a) and (if, but only if, an Unvested Share Waiver has not been delivered by a holder with respect to such holder’s

Unvested Target Shares) 1.6(b) certificates representing in the aggregate that number of shares of Acquiror Common Stock that were so repurchased; and

                    (ii) in the case of (2) above, within thirty (30) days following the end of such twelve-month period, Acquiror shall issue and deliver to the former Target stockholders whose shares were converted pursuant to Section 1.6(a) and (if, but only if, an Unvested Share Waiver has not been delivered by a holder with respect to such holder’s Unvested Target Shares) 1.6(b) certificates representing in the aggregate a number of shares of Acquiror Common Stock equal to (x) the difference between the Closing Price and the exercise price per share of the applicable assumed Target Option multiplied by (y) the number of shares of Acquiror Common Stock subject to such Target Option divided by (z) the Closing Price.

Within fifteen (15) days following the end of such twelve-month period, Acquiror shall deliver to the Stockholders’ Representative a schedule, certified by its Chief Financial Officer, showing the aggregate number of shares of Acquiror Common Stock to be issued pursuant to (i) and (ii) above. Any shares of Acquiror Common Stock issued under this Section 1.6(g) shall be issued to the former Target stockholders in proportion to each such stockholder’s interest in the Stock Consideration (provided that no Additional Stock Consideration shall be issued with respect to any Unvested Target Share that is repurchased by Acquiror or the Surviving Company as described in (1) above, and the Additional Stock Consideration otherwise allocable to such Unvested Target Shares shall be re-allocated proportionately). “Additional Stock Consideration” means the aggregate of the number of shares of Acquiror Common Stock delivered pursuant to this Section 1.6(g).

               (h) Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Interim Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Interim Surviving Corporation.

               (i) Adjustments. All share numbers herein, including, but not limited to, the Stock Consideration, shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization, recapitalization, reclassification or other like change with respect to Acquiror Common Stock or Target Capital Stock, as appropriate, occurring after the date of this Agreement and prior to the Effective Time.

               (j) Dissenters’ Rights. Notwithstanding anything in this Section 1.6 to the contrary, any shares of Target Capital Stock held by Persons that properly exercise appraisal rights in accordance with Delaware Law (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Merger Consideration and, as applicable, the Earn-out Consideration and the Additional Stock Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Target agrees that prior to the Effective Time, except with the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed, or as required under Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such holder of a certificate or certificates representing shares of Target Capital Stock, the applicable portion of the Merger Consideration and, as applicable, the Earn-out Consideration and Additional Stock Consideration, to which such holder would otherwise be entitled under this Section 1.6 and the Certificate of Merger less the number of shares and cash allocable to such holder that are deposited in the Escrow Fund and the Special Escrow Fund in respect of such Merger Consideration pursuant to Article Eight below.

               (k) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Closing Price.

          1.7 Surrender of Certificates.

               (a) Exchange Agent. Equiserve Trust Company, N.A. shall act as exchange agent (the “Exchange Agent”) in the Step One Merger.

               (b) Acquiror to Provide Common Stock and Cash. Immediately after the Effective Time, Acquiror shall deposit with the Exchange Agent for exchange in accordance with this Article One: (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) and Section 1.6(b) less the number of shares of Acquiror Common Stock to be deposited into the Escrow Fund and the Special Escrow Fund pursuant to Article Eight; (ii) sufficient funds in amounts and at times necessary for the payment of the Cash Consideration in the amounts and at the times provided herein less the amount of the Cash Consideration to be deposited into the Escrow Fund and the Special Escrow Fund pursuant to Article Eight; and (iii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(k). Exchange Agent shall distribute the Cash Consideration and the Stock Consideration, less amounts deposited in the Escrow Fund and the Special Escrow Fund pursuant to Article Eight, to each former Target stockholder as soon as reasonably practicable in accordance with Exchange Agent’s normal practices after such former Target stockholder tenders his/her/its Target stock certificates for exchange.

               (c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but in no event later than ten (10) days thereafter, Acquiror will instruct the Exchange Agent to mail to each holder of a certificate which immediately before the Effective Time represented outstanding shares of Target Capital Stock (such certificates are collectively referred to as the “Certificates”), other than Dissenting Shares, (i) a letter of transmittal (which shall (x) specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, (y) expressly appoint the Stockholders’ Representative as attorney-in-fact and agent for and on behalf of the applicable former Target Stockholder and approve the authority and contribution provisions contained in Sections 2 and 8 of the Escrow Agreement, and (z) be in a customary form), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares) and cash. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of the Certificate will be entitled to receive in exchange therefor (i) a certificate evidencing that number of whole shares of Acquiror Common Stock and that amount of cash which such holder has the right to receive hereunder in respect of the shares formerly evidenced by such Certificate, and (ii) cash in lieu of fractional shares as provided in Section 1.6(k). In the event of a transfer of ownership of Target Capital Stock which is not registered in the transfer books of Target, a certificate representing the proper number of shares of Acquiror Common Stock may be issued and cash may be delivered to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate, accompanied by all documents required to evidence and effect such transfer, is properly endorsed or otherwise in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the issuance of shares of Acquiror Common Stock or the payment of cash to a Person other than the registered holder of such Certificate or establishes to the satisfaction of Acquiror that such Tax has been paid or is not applicable, and has provided to Acquiror any reasonably requested bond with respect to such Certificate.

               (d) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Company or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

               (e) Dissenting Shares. The provisions of this Section 1.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.7 shall commence on the date of loss of such status and the holder of such shares shall, subject to Section 1.7(b) and Article Eight, be entitled to receive in exchange for each such share its proportionate amount of the Merger Consideration and, as applicable, the Earn-out Consideration and the Additional Stock Consideration.

               (f) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock issuable in exchange therefor until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time payable (but for the provisions of this Section 1.7(f)) with respect to such shares of Acquiror Common Stock.

               (g) Transfers of Ownership. If, at the request of the registered holder thereof, any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of such issuance that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

          1.8 Tax Consequences. The Mergers, together, are intended to qualify as a “reorganization” as described in Section 368 of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code and neither the Acquiror, the Surviving Company, nor any other party to this Agreement shall take a position on any Returns or other statement or report to any government or taxing authority inconsistent with such intention unless required to do so by applicable Tax law.

          1.9 Taking of Necessary Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of the Surviving Company, are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action to accomplish the same, so long as such action is not inconsistent with this Agreement.

          1.10 Withholding. Each of the Exchange Agent, Acquiror, and the Interim Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Target Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          1.11 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the portion of the Merger Consideration payable pursuant to Section 1.6 with respect to each share of Target Capital Stock represented by such Certificate; provided, however, that Acquiror may, in its discretion and as a condition precedent to such issuance and payment, require the owner of such lost, stolen or destroyed Certificates to deliver a lost securities bond in such sum as Acquiror may reasonably direct as indemnity against any claim that may be made against Acquiror, the Interim Surviving Corporation, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

          1.12 Step Two Merger.

               (a) Timing. Immediately following the Effective Time on the Closing Date, the Interim Surviving Corporation shall be merged directly with and into the LLC in accordance with Delaware Law. Following the Step Two Merger, the separate corporate existence of the Interim Surviving Corporation shall cease and the LLC shall continue as the

Surviving Company of the Step Two Merger. The LLC, as the surviving company following the Step Two Merger is hereinafter sometimes referred to as the “Surviving Company.”

               (b) Step Two Merger Effective Time. Immediately following the Effective Time on the Closing Date, the Step Two Merger shall be consummated by the LLC filing a Certificate of Merger in the form attached hereto as Exhibit G (the “Step Two Certificate of Merger”) as required by applicable law with respect to the Step Two Merger. The Step Two Merger shall become effective at such time as the Step Two Certificate of Merger is duly filed with the Delaware Secretary of State (the “Step Two Merger Effective Time”).

               (c) Effect of the Step Two Merger. At the Step Two Merger Effective Time, the effect of the Step Two Merger shall be as provided in this Agreement, the Step Two Certificate of Merger and the applicable provisions of applicable law. Without limiting the foregoing, at the Step Two Merger Effective Time, all the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in the Surviving Company, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of the Surviving Company.

               (d) Certificate of Formation; Operating Agreement.

                    (i) At the Step Two Merger Effective Time, the Certificate of Formation of the LLC, as in effect immediately prior to the Step Two Merger Effective Time, shall be the Certificate of Formation of the Surviving Company until thereafter amended as provided by Delaware Law and such Certificate of Formation.

                    (ii) At the Step Two Merger Effective Time, the Operating Agreement of the LLC, as in effect immediately prior to the Step Two Merger Effective Time, shall constitute the Operating Agreement of the Surviving Company until thereafter amended as provided by law, the Certificate of Formation of the Surviving Company and such Operating Agreement.

               (e) Manager and Officers. At the Step Two Effective Time, the manager of the LLC immediately prior to the Effective Time shall be the manager of the Surviving Company, and the officers of the LLC immediately prior to the Step Two Merger Effective Time, shall be the officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified.

               (f) Treatment of Capital Stock In Step Two Merger. Subject to the provisions of this Agreement, at the Step Two Merger Effective Time, automatically by virtue of the Step Two Merger and without any action on the part of any stockholder:

                    (i) each membership interest of the LLC outstanding immediately prior to the Step Two Merger shall be unchanged and shall remain issued and outstanding; and

                    (ii) each share of Interim Surviving Corporation common stock issued and outstanding prior to the Step Two Merger Effective Time shall be cancelled without consideration and shall cease to be an issued and outstanding share of Interim Surviving Corporation common stock.

ARTICLE TWO

Representations and Warranties of Target

          Except as disclosed in a document dated as of the date of this Agreement and delivered by Target to Acquiror concurrently with the execution and delivery of this Agreement and referring to the representations and warranties of this Agreement (the “Target Disclosure Schedule”), Target hereby represents and warrants to Acquiror, Merger Sub and LLC as follows:

          2.1 Organization. Target and each of its subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target and each of its subsidiaries has the requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its respective properties and to carry on its respective business as now being conducted. Target and each of its subsidiaries is duly qualified or licensed as a foreign corporation or limited liability company, as applicable, to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not constitute, individually or in the aggregate, a Material Adverse Effect on Target or either of Focus Interactive, Inc. or MaxOnline, LLC (collectively, the “Material Subsidiaries”). Section 2.1 of the Target Disclosure Schedule sets forth a true, correct and complete list of each subsidiary of Target (direct and indirect). All of the issued and outstanding equity securities of each of Target’s subsidiaries are duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding equity securities of each of Target’s subsidiaries are owned, directly or indirectly, by Target free and clear of all liens, charges, claims or encumbrances or rights of others, and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other organizational documents, as applicable, of such subsidiary or any agreement to which such subsidiary is a party or by which it is bound. Target or Focus Interactive, Inc. has the right to purchase all membership interests in Targeted Media Solutions, LLC not owned by them in connection with the Mergers at an aggregate purchase price of less than $100,000. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other contracts, commitments or agreements of any character relating to the capital stock or other securities of any such subsidiary, or otherwise obligating Target or any of its subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person, other than its subsidiaries identified as such in Section 2.1 of the Target Disclosure Schedule. Prior to the date hereof, Fun Web Products, Inc. has been merged with and into Focus Interactive, Inc. (the “Fun Web Merger”) and Focus Interactive, Inc. has thereby assumed and been assigned all liabilities, obligations, rights, assets, properties (including Intellectual Property) and contracts of Fun Web Products, Inc. No consents of any third party were required to consummate the Fun Web Merger or to effect the assumption and assignment of liabilities, obligations, rights, assets, properties (including Intellectual Property) and contracts of Fun Web Products, Inc. by Focus Interactive, Inc. pursuant to the Fun Web Merger.

          2.2 Certificate of Incorporation and Bylaws; Organizational Documents. Target has made available to Acquiror or its counsel true and correct copies of the Certificate of Incorporation and Bylaws or other organizational documents of Target and each of its subsidiaries, each as amended to date. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or other organizational documents.

          2.3 Capital Structure. The authorized capital stock of Target consists of 1,030,000,000 shares of Class A Common Stock, 74,000,000 shares of Class B Common Stock and 850,000,000 shares of Series A Preferred Stock, of which there were issued and outstanding as of the date of this Agreement, 119,188,920 shares of Class A Common Stock, 73,984,234 shares of Class B Common Stock and 374,433,510 shares of Series A Preferred Stock. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date hereof, other than pursuant to the exercise of outstanding Target Options. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances created by Target, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. All outstanding shares of Target Capital Stock were issued in compliance with all applicable federal and state securities laws. Each share of Target Preferred Stock is convertible into .65236303 shares of Target Common Stock. Holders of shares of Target Preferred Stock are entitled to receive, pursuant to Target’s Certificate of Incorporation, the amount per share of the Merger Consideration as set forth in Section 1.6(a)(ii). Target has reserved 53,930,955 shares of Class A Common Stock for issuance to employees and consultants pursuant to the Target Stock Option Plan, of which, as of the date hereof, 43,715,284 shares have been issued pursuant to option exercises and direct stock purchases and 10,119,258 shares are subject to outstanding options. Section 2.3 of the Target Disclosure Schedule sets forth a true, correct and complete list of all of Target’s stockholders. Target has made available to Acquiror a true and complete list of all holders of outstanding Target Options, including the number of shares of Target Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. Section 2.3 of the Target Disclosure Schedule sets forth the number of outstanding Target Options and all other rights to acquire shares of Target Capital Stock from the Target and the applicable exercise prices. None of the Target Options are incentive stock options. Except (i) for the rights created pursuant to this Agreement, and (ii) for Target’s right to repurchase any unvested shares under the Target Stock Option Plan or any stock option or restricted stock purchase agreement, there are no options, warrants, calls, rights, commitments, agreements or arrangements of any character to which Target is a party or by which Target is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as contemplated herein, Target has not taken any action that would result in the accelerated vesting, exercisability or payment of Target Options as a consequence of the execution of, or consummation of the transactions contemplated by, this

Agreement. Consistent with the terms of the Target Stock Option Plan, the documents governing the outstanding options under such plan and any other stock option or restricted stock purchase agreement, the Step One Merger will not accelerate the vesting, exercisability or payment of the Target Options or the shares of Acquiror Common Stock which will be subject to those options upon the Acquiror’s assumption of the Target Options in the Step One Merger. To Target’s knowledge, there are no contracts, commitments or agreements relating to voting, purchase or sale of Target’s capital stock between or among, any of Target’s stockholders, except for the Stockholder Agreements and the irrevocable proxies delivered pursuant thereto. The terms of the Target Options permit the assumption or substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Target stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for those options. True and complete copies of all agreements and instruments, and amendments, modifications and supplements thereto, relating to Target Options have been made available to Acquiror or its counsel and such agreements and instruments as so made available have not been further amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Acquiror or its counsel. All holders of unvested Target equity securities, other than Target Options granted at fair market value, are listed (along with such securities) in Section 2.3 of the Target Disclosure Schedule. All holders of unvested Target equity securities (other than Target Options which do not qualify as Zero Priced Options), and all holders of Zero Priced Options, have timely filed elections to be taxed at the time of grant or issuance, as applicable, under Section 83(b) of the Code (each, an “83(b) Election”) with respect thereto, and each such 83(b) Election is valid, effective and continues in full force and effect. The statement filed by or on behalf of each such holder with the Internal Revenue Service (the “IRS”) to make such 83(b) Election reflected the correct “fair market value” (within the meaning of Section 83 of the Code) of the subject Target equity securities as of the time such securities were “transferred” (within the meaning of Section 83 of the Code) to the holder. Target correctly reported to the applicable taxing authorities any taxable income required to be reported with respect to the making of such 83(b) Elections and correctly withheld all taxes required to be withheld with respect to the making of such 83(b) Elections. As to each Target Option other than a Zero Priced Option: (i) no 83(b) Election was made (or, to Target’s knowledge, purported to be made) with respect to such option, (ii) such option did not constitute taxable income to the recipient of such option for federal, and applicable state, income and employment tax purposes either at the time of grant or vesting of such option, (iii) the timing and amount of any taxable income realized with respect to such option will be determined in accordance with Treasury Regulation Section 1.83-7, and (iv) neither the Target nor any agent of Target has made any representation or warranty, or otherwise provided any advice to any recipient of such an option, that is contrary to the foregoing provisions of this sentence. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to cause Target or any of its subsidiaries to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or which otherwise relate to the registration of any securities of Target or any of its subsidiaries.

          2.4 Authority. Target has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of Target’s stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of Target’s stockholders. The Board of Directors of Target, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Board of Directors of Target at a meeting duly called and held, has (i) declared the advisability of and approved this Agreement and the Mergers, (ii) determined that this Agreement and the Mergers are fair to and in the best interests of the stockholders of Target, (iii) directed that the adoption of this Agreement and approval of the Mergers be submitted to Target stockholders for consideration and (iv) as of the date hereof, recommended that the stockholders of Target adopt this Agreement and approve the Mergers. This Agreement has been duly executed and delivered by Target and, assuming the due authorization, execution and delivery by Acquiror, Merger Sub and LLC, constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

          2.5 No Conflicts; Required Filings and Consents.

               (a) The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, result in the creation of a material lien on any of the properties or assets of Target or any of its subsidiaries or conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws or other organizational documents of Target or any of its subsidiaries, or (ii) any Material Contract or material permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target, any of its subsidiaries or any of its properties or assets.

               (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality, including any stock exchange or similar self-regulatory organization (“Governmental Entity”), is required by Target in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger and the Step Two Certificate of Merger with the Delaware Secretary of State, (ii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not constitute, individually or in the aggregate, a Material Adverse Effect on Target or would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

          2.6 Financial Statements. Target has delivered to Acquiror its audited consolidated financial statements as at and for the years ended December 31, 2002 and 2001 and its unaudited consolidated financial statements as at and for the year ended December 31, 2003 delivered to Acquiror on March 2, 2004 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”). The Financial Statements (i) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and consistent with each other, and (iii) present fairly the consolidated financial condition and results of operations and cash flows of Target and its subsidiaries as of the dates, and for the periods, indicated therein. There has been no change in the accounting policies of Target or any of its subsidiaries since January 1, 2001, except as described in the Financial Statements. Target has made available to Acquiror copies of each management letter or other letter delivered to Target or its subsidiaries by its auditors in connection with such Financial Statements or relating to any review by its auditors of the internal controls of Target or any of its subsidiaries.

          2.7 Absence of Undisclosed Liabilities. Target and its subsidiaries have no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in Target’s balance sheet as of December 31, 2003 (the “Target Balance Sheet”), (ii) those incurred in the ordinary course of business and not required to be set forth in the Target Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Balance Sheet Date and consistent with past practice, which, individually or in the aggregate, are not material in nature or amount and would not constitute a Material Adverse Effect on Target or any Material Subsidiary, and (iv) those incurred in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby which, individually or in the aggregate, are not material in nature or amount and would not constitute a Material Adverse Effect on Target or any Material Subsidiary.

          2.8 Absence of Certain Changes. Since December 31, 2003 (the “Balance Sheet Date”) there has not been, occurred or arisen any:

               (a) transaction by Target or any of its subsidiaries except in the ordinary course of business as conducted on that date and consistent with past practices;

               (b) amendments or changes to the Certificate of Incorporation or Bylaws or other organizational documents of Target or any of its subsidiaries;

               (c) capital expenditure or commitment by Target or any of its subsidiaries, in any individual amount exceeding $50,000, or in the aggregate, exceeding $100,000;

               (d) destruction of, damage to, or loss of any assets (including, without limitation, intangible assets), business or customer of Target or any of its subsidiaries (whether or not covered by insurance) that constitutes a Material Adverse Effect on Target or any Material Subsidiary;

               (e) claim of wrongful discharge or other material unlawful labor practice;

               (f) change in (i) accounting methods or practices (including any change in revenue recognition policies), (ii) depreciation or amortization policies or rates, (iii) policies in making or reversing accruals, or (iv) capitalization of software development costs by Target or any of its subsidiaries, except, in each case, as a result of a change in GAAP requiring such change;

               (g) revaluation by Target or any of its subsidiaries of any of such Person’s assets, except, in each case, as a result of a change in GAAP requiring such revaluation;

               (h) declaration, setting aside, or payment of a dividend or other distribution on the Target Capital Stock, or any direct or indirect redemption, purchase or other acquisition by Target of any Target Capital Stock, except repurchases of Target Capital Stock from Target employees or other service providers at no more than the original per share purchase price of such shares or, in the case of shares issued as compensation, at a nominal price;

               (i) increase in the salary or other compensation payable or to become payable by Target or any of its subsidiaries to any officers, directors, employees or advisors of Target or its subsidiaries, except in the ordinary course of business consistent with past practice, or the declaration, payment, or commitment or obligation of any kind for the payment by Target or any of its subsidiaries of a bonus or, except in the ordinary course of business consistent with past practice, the payment of any other additional salary or compensation to any such Person except as otherwise contemplated by this Agreement, or other than as set forth in Section 2.16, the establishment of any bonus, insurance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan;

               (j) sale, lease, license or other disposition of any of the assets or properties of Target or any of its subsidiaries, except in the ordinary course of business;

               (k) termination or material amendment of any Material Contract or any contract, license or other agreement involving Third Party Intellectual Property or Target IP;

               (l) loan by Target or any of its subsidiaries to any Person, or guaranty by Target or any of its subsidiaries of any loan, except for (i) advances made to employees in connection with their employment duties in the ordinary course of business, consistent with past practices and (ii) trade payables not in excess of $50,000 in the aggregate and incurred in the ordinary course of business consistent with past practices;

               (m) waiver or release of any right or claim of Target or any of its subsidiaries, including any write-off or other compromise of any account receivable of Target or any of its subsidiaries, in excess of $25,000 in the aggregate;

               (n) the commencement or notice or, to Target’s knowledge, threat of commencement of any lawsuit or proceeding against or, to Target’s knowledge, any investigation of Target, its subsidiaries or their affairs;

               (o) notice of any claim of ownership by a third party of Intellectual Property of Target or any of its subsidiaries or of infringement by Target or any of its subsidiaries of any Third Party Intellectual Property Rights;

               (p) change in pricing or royalties set or charged by Target or any of its subsidiaries to its customers or licensees or, to Target’s knowledge, in pricing or royalties set or charged by Persons who have licensed Intellectual Property to Target or any of its subsidiaries;

               (q) event or condition of any character that, given Target’s past practices and those of its subsidiaries, constitutes a Material Adverse Effect on Target or any Material Subsidiary;

               (r) execution of any employment agreements or service contracts or the extension of the term of any existing employment agreement or service contract with any Person in the employ or service of Target or any of its subsidiaries; or

               (s) agreement by Target or any of its subsidiaries or any of their respective officers or employees on behalf of Target or any of Target’s subsidiaries to do any of the things described in the preceding clauses (a) through (r) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

          2.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or, to Target’s knowledge, investigation pending before any Governmental Entity or pursuant to any alternative dispute resolution process, or, to Target’s knowledge, threatened against Target or any of its subsidiaries or any of their respective properties or officers or directors (in their capacities as such) (collectively, “Litigation”) that, individually or in the aggregate, constitutes a Material Adverse Effect on Target or any Material Subsidiary. There is no judgment, decree or order against Target or any of its subsidiaries that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that, individually or collectively with any other judgments, decrees or orders, constitutes a Material Adverse Effect on Target or any Material Subsidiary. All Litigation to which Target or any of its subsidiaries is a party (or, to Target’s knowledge, threatened to become a party) is set forth in Section 2.9 of the Target Disclosure Schedule. Neither Target nor any of its subsidiaries has any action, suit, proceeding, claim or arbitration against any Governmental Entity.

          2.10 Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon Target or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries or the conduct of business by Target or any of its subsidiaries as currently conducted or as proposed to be conducted by Target or any of its subsidiaries.

          2.11 Permits. (a) Target and its subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders, and have paid all related fees that have become due, required by any Governmental Entity or by law or necessary for Target and its subsidiaries, to own, lease and operate their properties or to carry on their business as now being conducted (the “Target Authorizations”) and (b) no suspension or cancellation of any Target Authorization is pending or, to Target’s knowledge, threatened, except, with respect to (a) and (b), where the failure to have, or the suspension or cancellation of, any Target Authorization does not, individually or in the aggregate, constitute a Material Adverse Effect on Target or any Material Subsidiary.

          2.12 Title to Property.

               (a) Target and each of its subsidiaries has good and valid title to all of its respective properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Balance Sheet Date that are material to Target and its subsidiaries taken as a whole (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Target Balance Sheet and (iv) other exceptions and defects that individually or in the aggregate do not materially interfere with Target’s or its subsidiaries’ use, or materially and adversely affect the value to Target and its subsidiaries, of any such property, interest or asset. All properties used in the operations of Target or any of its subsidiaries are reflected in the Target Balance Sheet to the extent required by GAAP. Section 2.12(a) of the Target Disclosure Schedule sets forth a true, correct and complete list of all real property leased by Target, the name of the lessor, the date of the lease and each amendment thereto. Such leases are valid and effective in accordance with their respective terms, and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) with respect to any such lease with respect to Target or any of its subsidiaries or, to Target’s knowledge, with respect to the other parties thereto. None of Target nor any of its subsidiaries owns any real property.

               (b) All material equipment owned or leased by Target or any of its subsidiaries is, taken as a whole, (i) adequate for the conduct of the respective businesses of Target and its subsidiaries, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).

          2.13 Intellectual Property.

               (a) Target IP and Target Technology constitute all the Intellectual Property and Technology necessary to conduct the businesses of Target and its subsidiaries as they currently are conducted. Target or one of its subsidiaries is the exclusive owner of all right, title and interest in and to (free and clear of all encumbrances), the Owned IP and Owned Technology and has the exclusive rights to use, sell, license, assign, transfer, convey, dispose of, or otherwise commercially exploit the Owned IP and Owned Technology. To the knowledge of Target, Target has the rights to use, sell, license, assign, transfer, convey, dispose of, or otherwise commercially exploit the Licensed IP and Licensed Technology, to the extent such rights are necessary to conduct the businesses of Target and its subsidiaries as they currently are conducted. Without limiting the generality of the foregoing, Target or one of its subsidiaries is the exclusive owner of all Target Registered IP in the jurisdictions where such Intellectual Property is registered.

               (b) Section 2.13(b) of the Target Disclosure Schedule lists all Target Registered IP and the jurisdiction(s) in which each item of Target Registered IP was or is filed or registered, including the respective application or registration numbers and dates. Each item of Target Registered IP is in material compliance with all formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use) and, to Target’s knowledge, is valid. There are no actions that are required to be taken by Target or any of its subsidiaries within one hundred eighty (180) days of the date hereof with respect to the Target Registered IP that, if not taken will have a material adverse effect on any Target Registered IP or the prosecution of applications or registrations relating thereto, including the payment of any registration, maintenance or renewal fees or the filing of any response to United States Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Target Registered IP.

               (c) Neither Target nor any of its subsidiaries has (i) transferred ownership or joint ownership of any Intellectual Property that is or was Owned IP or Owned Technology to any third party (other than Target or one of its subsidiaries), or (ii) to the knowledge of Target, permitted the rights of Target or any of its subsidiaries in such Owned IP or Owned Technology to lapse or enter the public domain.

               (d) Section 2.13(d) of the Target Disclosure Schedule separately lists (i) all licenses, sublicenses and other agreements to which Target or any of its subsidiaries is a party and pursuant to which any third party is authorized to use or exercise any rights to the Owned IP or Owned Technology, except for ad representation agreements, end user or customer license agreements, or other agreements where the only license is the right to use or display brand features or brand logos in some form of co-branded website application; and (ii) all third parties to whom Target or any of its subsidiaries has delivered copies of or disclosed, or promised to deliver or disclose source code of any Target Technology, whether pursuant to an escrow arrangement or otherwise. Target and its subsidiaries have made available to Acquiror accurate and complete copies of all licenses, sublicenses, and other agreements identified above and are in compliance with all material terms and conditions of such licenses, sublicenses, and other agreements.

               (e) No Person has asserted in writing to Target, or threatened in a writing to Target to assert, any claims (i) contesting the right of Target or any of its subsidiaries to use, exercise, sell, license, transfer or dispose of any Target IP or Target Technology or any Target Products in any manner or (ii) challenging the ownership, validity or enforceability of any of the Owned IP or Owned Technology. No Owned IP is subject to any outstanding order, judgment, decree, stipulation or agreement related to or restricting in any material manner the licensing, assignment, transfer, use or conveyance thereof by Target or any of its subsidiaries, nor, to the knowledge of Target or its subsidiaries, is any Licensed IP subject to any of the foregoing. Neither Target nor any of its subsidiaries has received any written opinion of counsel regarding any third party patents.

               (f) Neither Target nor any of its subsidiaries has brought any actions or lawsuits alleging (i) infringement of any of the Owned IP or Owned Technology or (ii) breach of any license, sublicense or other agreement authorizing another party to use the Target IP or Target Technology. Neither Target nor any of its subsidiaries has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Owned IP or Owned Technology.

               (g) To the extent that any Owned IP or Owned Technology has been developed or created independently or jointly by an independent contractor or other third party for Target or any of its subsidiaries, and is incorporated into any of the Target Products, Target or one of its subsidiaries has entered into a written assignment agreement with such independent contractor or third party granting exclusive ownership of such Intellectual Property and Technology to Target or such subsidiary.

               (h) Except with respect to licenses of software or content or ad representation agreements, advertising agreements, insertion orders or similar agreements pursuant to which an advertiser grants Target a right to display content, in each case, for an annual license fee of no more than $30,000, Section 2.13(h) of the Target Disclosure Schedule separately lists all licenses, sublicenses and other agreements to which Target or any of its subsidiaries is a party and pursuant to which Target or any of its subsidiaries is authorized to use or exercise any rights in or to any Third Party Intellectual Property Rights; Section 2.13(h) shall include but not be limited to agreements relating to licenses-in of search services or algorithmic search technology, technology infrastructure agreements, regardless of the cost of such annual license fees. Target and its subsidiaries are in compliance with all material terms and conditions of all such licenses, sublicenses, and other agreements.

               (i) No Public Software: (i) forms part of the Owned Technology; (ii) forms part of the Target Products; (iii) was or is used in connection with the development of any Owned Technology or Target Products. No Target Products are or have been distributed in such a way as to trigger any obligations to distribute the Owned Technology under any Public Software licenses, whether in object or source code form.

               (j) The operation of the businesses of Target and its subsidiaries as currently conducted, to the knowledge of Target, does not infringe or misappropriate any Third Party Intellectual Property Rights, and neither Target nor any of its subsidiaries has received written notice from any third party alleging the foregoing.

               (k) The consummation of the transactions contemplated by this Agreement, including the Mergers, (i) will allow the Surviving Company to exercise all of the rights of Target or any of its subsidiaries under such contracts, licenses and agreements to the same extent Target or any of its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Target or its subsidiaries would otherwise be required to pay and (ii) will not violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration or increase of any payments or royalties with respect to any material contracts, licenses or agreements relating to Target IP or Target Technology. Neither this Agreement nor the transactions contemplated hereby, including the assignment to Interim Surviving Corporation or Surviving Company by operation of law or otherwise of any contracts or agreements to which Target or any of its subsidiaries is a party, will result in (i) Acquiror, Interim Surviving Corporation or Surviving Company granting to any third party any right to or with respect to any material Target IP or

Target Technology, or (ii) Acquiror, Interim Surviving Corporation or Surviving Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of the businesses of Target or any of its subsidiaries as currently conducted. Neither Target nor any of its subsidiaries is a party to any non-competition or other similar restrictive agreement or arrangement relating to any business or service anywhere in the world.

               (l) Target and its subsidiaries have taken all commercially reasonable steps consistent with industry standards to protect and preserve the confidentiality of all Confidential Information. Without limiting the foregoing, Target and its subsidiaries have and enforce a policy requiring each employee and consultant of Target or any of its subsidiaries to execute a proprietary rights and confidentiality agreement substantially in the form provided to Acquiror, and all current and former employees and consultants of Target and its subsidiaries have executed such an agreement, or a form of agreement substantially similar to the form provided to Acquiror.

               (m) For purposes of this Agreement, the following definitions apply:

                    (i) “Confidential Information” means inventions, algorithms, formulas, schematics, technical drawings, ideas, know-how, processes, source and object code, program listings and other information of Target or its subsidiaries which (A) has economic value because it is not generally known to the public or (B) is not readily ascertainable by proper means.

                    (ii) “Intellectual Property” means all worldwide rights in, arising from, or associated with any of the following: (A) Patents, inventions (whether patentable or not), invention disclosures, and trade secrets, (B) copyrights, copyright registrations and applications therefore and all other rights corresponding thereto, and mask works and registrations and applications therefore, (C) all Web addresses, sites and domain names, (D) industrial designs and any registrations and applications therefore, (E) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world, and (F) any similar, corresponding or equivalent rights to any of the foregoing.

                    (iii) “Licensed IP” means all Intellectual Property that is or has been used in the business of Target or any of its subsidiaries other than the Owned IP.

                    (iv) “Licensed Technology” means all Technology used in the business of Target or any of its subsidiaries other than the Owned Technology.

                    (v) “Owned IP” means all Intellectual Property owned by Target or any of its subsidiaries, including but not limited to, the Target Registered IP.

                    (vi) “Owned Technology” means all Technology owned by Target or any of its subsidiaries.

                    (vii) “Patents” means all United States and foreign patents and applications therefore and all reissues, divisions, renewals, reexaminations, extensions,

provisionals, continuations, continuing prosecution applications and continuations-in-part thereof.

                    (viii) “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), (F) the Sun Industry Standards License (SISL), (G) the BSD License, and (H) the Apache License.

                    (ix) “Target IP” means the Owned IP together with the Licensed IP.

                    (x) “Target Products” means (A) the iWon.com, Excite.com, myway.com, mywebsearch.com, mysearch.com, funwebproducts.com, and myquicksearch.com websites, (B) MySearch Toolbar and MyWebSearch Toolbar, MyWay Speedbar, and Excite Speedbar, (C) Smiley Central, CursorMania, My Mail Stamp, My Mail Signature, iWon Email, Excite Email, Excite Email Notifier, Excite Premium Email, MyWay Email, iWon Co Pilot, iWon Chat, iWon Instant Messenger, iWon Prize Machine, Excite SuperChat, Excite Private Messenger, iWon Money Super Tracker and Popswatter software applications and all related creative content, (D) Max Online ad representation service, (E) proprietary ad serving technology, and (F) all proprietary search analytics and reporting technology.

                    (xi) “Target Registered IP” means United States and foreign: (i) Patents, including applications therefore, (ii) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks, (iii) copyrights registrations and applications to register copyrights, and (iv) registered mask works and applications to register mask works; owned by, or filed by or behalf of, or applied for, by Target or any of its subsidiaries.

                    (xii) “Target Technology” means all Technology used in the businesses of Target or any of its subsidiaries, including the Owned Technology and Licensed Technology.

                    (xiii) “Technology” means collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, software, computer programs (whether in source code, object code or human readable form), databases and data collections, tools, inventions, creations, trade secrets, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the use, design, development, reproduction, maintenance or modification of any of the foregoing.

                    (xiv) “Third Party Intellectual Property Rights” means Intellectual Property rights of a third party.

          2.14 Environmental Matters.

               (a) The following terms shall be defined as follows:

                    (i) “Environmental Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules and orders relating to the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which regulate the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials or materials containing Hazardous Materials.

                    (ii) “Hazardous Materials” shall mean any substance, material or waste classified under or pursuant to Environmental Laws as toxic, hazardous or as a pollutant or contaminant; petroleum and petroleum products including crude oil and any fractions thereof; natural gas, synthetic gas, and any mixtures thereof; radon; asbestos; and radioactive materials.

                    (iii) “Property” shall mean all real property leased or owned by Target or any of its subsidiaries either currently or in the past.

                    (iv) “Facilities” shall mean all buildings and improvements on any Property, to the extent Target or any of its subsidiaries has or had control over such buildings and improvements.

               (b) To Target’s knowledge: (i) all Hazardous Materials used by Target or any of its subsidiaries have been disposed of in material compliance with all Environmental Laws; (ii) neither Target nor any of its subsidiaries has received any written notice of any noncompliance of the Facilities or of its past or present operations with Environmental Laws; (iii) no notices, administrative actions or suits are pending or threatened in writing against Target relating to Hazardous Materials or a violation of any Environmental Laws; (iv) Target’s and its subsidiaries’ uses and activities in the Facilities have at all times complied in all material respects with all Environmental Laws; and (v) Target and its subsidiaries have all material permits and licenses required to be issued in connection with Environmental Laws and such material permits and Target and its subsidiaries are in compliance in all material respects with the terms and conditions of such material permits and licenses except for such failures to be in compliance with the permits and licenses described in this clause (v) that do not, individually or in the aggregate, constitute a Material Adverse Effect on Target.

          2.15 Taxes.

               (a) For purposes of this Section 2.15 and other provisions of this Agreement relating to Taxes, the following definitions shall apply:

                    (i) The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (A) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all such income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (B) any liability for the payment of amounts referred to in (A) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (C) any liability for amounts referred to in (A) or (B) as a result of any obligations by reason of being a successor in interest of another Person.

                    (ii) The term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

               (b) All income and other material Returns required to be filed by or on behalf of Target or any of its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material amounts of Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all material amounts of estimated Taxes required to be made by or on behalf of Target or any of its subsidiaries under Section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other material amounts of Taxes are payable by Target or any of its subsidiaries with respect to any items or periods of Target or any of its subsidiaries (whether or not shown on or reportable on such Returns). Target and its subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. Neither Target nor any of its subsidiaries has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax Returns for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired (other than the affiliated group of which Target is the common parent). Neither Target nor any of its subsidiaries has been advised in writing that it is subject to taxation or that it must file a Return in any jurisdiction in which it has not filed income or other material Returns. Notwithstanding anything to the contrary in this Agreement, no representation or warranty is made with respect to the amount or availability of any net operating losses of Target for use after the Closing Date by Target, Acquiror or any of their Affiliates.

               (c) The amount of Target’s liabilities for unpaid Taxes for all periods through the Balance Sheet Date do not, in the aggregate, materially exceed the amount of the current liability accruals for Taxes reflected on the Target Balance Sheet.

               (d) Target has made available to Acquiror true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of Target or any of its subsidiaries relating to Taxes, and (ii) all federal, state and foreign income or franchise tax Returns and state sales and use tax Returns for or including Target or any of its subsidiaries, in each case, for all periods commencing after December 31, 1999.

               (e) No audit of the Returns of or including Target or any of its subsidiaries (other than Returns of the affiliated group of which CBS, Inc. is the common parent) by a government or taxing authority is in process or, to Target’s knowledge, pending or threatened in writing. No material deficiencies exist or have been asserted in writing with respect to Taxes of Target or any of its subsidiaries. Neither Target nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted in writing against Target, any of its subsidiaries or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Target or any of its subsidiaries.

               (f) Neither Target nor any of its subsidiaries is party to any tax sharing agreement as to which there could be a current liability. Neither Target nor any of its subsidiaries has been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code. Neither Target nor any of its subsidiaries is and no such Person has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither Target nor any of its subsidiaries has entered into any compensatory plans, agreements or other arrangements with respect to the performance of services under which any payment or other benefit would (after giving effect to the transactions contemplated by this Agreement) result in a nondeductible expense to Target or any of its subsidiaries for federal income tax purposes (including by operation of Section 280G of the Code). Neither Target nor any of its subsidiaries has agreed to, nor is any such Person required to make, other than by reason of the Mergers, any adjustment under Code Section 481(a) by reason of, a change in accounting method, and neither Target nor any of its subsidiaries will otherwise have any income reportable for a period ending after the Closing Date attributable to a transaction or other event (e.g., an installment sale) occurring prior to the Closing Date with respect to which Target or any of its subsidiaries received the economic benefit prior to the Closing Date.

               (g) As of the date hereof, neither Target nor any of its Affiliates has taken or agreed to take any action, nor does Target have knowledge of any fact or circumstance, that would prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

          2.16 Employee Benefit Plans.

               (a) Section 2.16(a) of the Target Disclosure Schedule contains a correct and complete description and list of all Employee Plans. Target and each of its subsidiaries has fulfilled all of its obligations under each Employee Plan and there is no existing default or event of default or any event which, with or without the giving of notice or the passage of time, would constitute a default by it under any Employee Plan which could reasonably be expected to result in a material liability. All material payments due from Target or any of its subsidiaries to date with respect to each of the Employee Plans have been timely made and all amounts properly accrued to the Closing as liabilities of Target (directly or indirectly) with respect to each Employee Plan which have not been paid have been properly recorded on the books of Target. There are no negotiations, demands or proposals which are pending or which have been made to Target or any of its subsidiaries which concern matters now covered, or that would be covered, by any of the Employee Plans. Neither Target nor any of its subsidiaries has announced a plan or made any legally binding commitment to create any additional Employee Plan or to amend or modify any existing Employee Plan, other than amendments required by Regulation.

               (b) Target and each of its subsidiaries comply and have complied in all material respects with all applicable provisions of ERISA and all other Regulations applicable with respect to each Employee Plan. Neither Target nor any other member of Target’s Controlled Group maintains or contributes to, nor has it ever maintained or contributed to, or been required to contribute to, any “employee pension benefit plan” (as defined in Section 3(34) of ERISA) which is subject to Title IV of ERISA or Section 412 of the Code. Neither Target nor any member of Target’s Controlled Group maintains or contributes to, nor has it ever maintained or contributed to, or been required to contribute to, any “multiemployer plan” as defined in Section 3(37) of ERISA. No Employee Plan covers any persons employed or providing services outside of the United States.

               (c) With respect to each Employee Plan that is funded wholly or partially through an insurance policy, all amounts of the premiums required to have been paid to date under the insurance policy have been paid and, to Target’s knowledge, there is no liability of Target or any of its subsidiaries under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing.

               (d) There are no actions (other than routine claims for benefits) pending or, to Target’s knowledge, threatened against an Employee Plan or the assets or a fiduciary of any Employee Plan, and to Target’s knowledge, no facts exist which could give rise to any action (other than routine claims for benefits) against an Employee Plan or the assets or any administrator or fiduciary of an Employee Plan. The term “action” includes, without limitation, an action, suit, investigation, complaint or other proceeding threatened or pending against or affecting the person or its property, whether civil or criminal, in law or equity or before any arbitrator or Governmental Entity. By its terms, each Employee Plan, which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA can be amended, terminated or otherwise discontinued by Target within 60 days without any liability (except for administrative expenses relating to such plans, benefits accrued or routine claims for benefits outstanding under such plans as of the date of such amendment, termination or discontinuance) to Target or any member of Target’s Controlled Group and, to Target’s knowledge, neither Target nor any member of Target’s Controlled Group has made any commitment that would limit such amendment and termination authority. No Employee Plan is under audit or is the subject of any inquiry, investigation or other proceeding by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, nor, to the knowledge of Target, is any such audit, inquiry, investigation or other proceeding threatened.

               (e) Each Employee Plan and any trust maintained with respect to such Employee Plan that is intended to be qualified under Code Section 401(a) or Code Section 501(a), respectively, has received a favorable determination letter from the IRS as to the qualified status of such plan and trust and, to the knowledge of Target, no event has occurred which would reasonably give rise to disqualification of the Employee Plan or related trust under Code Section 401(a) or Code Section 501(a), respectively. Each such determination letter covers, without limitation, the amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation for which the Internal Revenue Service will currently issue determination letters. No amendment to any such Employee Plan has been adopted since the date of the latest such determination letter (except for any amendment intended solely as good faith compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001).

               (f) No event has occurred, and, to the knowledge of Target, no circumstances exist, which would reasonably be expected to subject Target, any member of Target’s Controlled Group, or any Employee Plan, in each case directly or indirectly, to any material liability under ERISA, the Code or any other Regulation applicable to any Employee Plan or under any agreement, instrument or Regulation pursuant to or under which any such person or any Employee Plan has agreed to indemnify or is required to indemnify any person against liability, loss, or costs incurred under, or for a violation or failure to satisfy the requirements of, any such Regulation.

               (g) Target has made available to Acquiror for each Employee Plan true and complete copies of (i) all documents evidencing such Employee Plan (including, without limitation, all amendments thereto and all related trust documents, group annuity contracts and group insurance contracts); (ii) a copy of the Form 5500 (if any) which was filed in each of the most recent three (3) plan years with respect to such Employee Plan, including, but not limited to, all schedules thereto and all financial statements with attached opinions of independent accountants; (iii) all IRS determination, opinion, notification, and advisory letters with respect to such Employee Plan; (iv) if the Employee Plan is funded, the most recent annual and periodic accounting of plan assets and liabilities for such plan; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to such Employee Plan; and (vi) a written description of each Employee Plan that is not in writing.

               (h) All group health plans of Target (including any plans of affiliates of Target which must be taken into account under Section 4980B of the Code) have been operated in material compliance with the group health plan continuation coverage requirements of Section 4980B of the Code to the extent such requirements are applicable.

               (i) No Employee Plan provides, or reflects or represents any liability to provide, benefits, including, without limitation, death or medical benefits (whether or not insured) with respect to any former or current employee, the employee’s spouse or dependents, beyond the employee’s retirement or other termination of employment with Target or any of its subsidiaries other than (i) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, (ii) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code, (iii) disability benefits that have been fully provided for by insurance under an Employee Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, (iv) unfunded deferred compensation obligations accrued as liabilities on the books of Target with respect to a “select group of management or highly compensated employees” within the meaning of ERISA and under an Employee Plan disclosed in Section 2.16(a) of the Target Disclosure Schedule, or (v) benefits in the nature of severance pay with respect to Target’s written severance policy or one or more of the employment contracts set forth in Section 2.16(a) of the Target Disclosure Schedule.

               (j) Except as otherwise contemplated by this Agreement, the execution of the Agreement and the consummation of the transactions contemplated by the Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of debt, distribution, obligation to fund benefits, or other benefit under or with respect to any Employee Plan or (ii) accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any person under or with respect to the Employee Plan.

               (k) “Employee Plan” means any plan, contract, commitment, program, policy, arrangement, agreement, understanding or practice (including, but not limited to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), stock option, stock purchase, stock appreciation right, any other form of stock or stock-related award, bonus, deferred compensation, excess benefits, profit-sharing, pension, thrift, savings, stock bonus, employee stock ownership, employment, consulting, compensation, loan, retainer, repatriation, expatriation, salary continuation, severance, termination pay, retirement, supplemental retirement, short- or long-term disability, hospitalization, major medical, life and accident insurance, welfare benefit, fringe benefit, perquisite (including, without limitation, relating to life, health, airplanes, automobiles, clubs, vacation, child care, parenting, sabbatical, sick pay, sick leave, medical, dental, hospitalization, life insurance and other types of insurance or leave, disability or accident), vacation and sick leave policy, union contract, non-competition agreement or other employee benefit plan, contract, commitment, program, policy, arrangement, agreement, understanding and practice) maintained by Target or any member of Target’s Controlled Group providing benefits to any consultant, agent, employee or director, or any former consultant, agent, employee, or director, of Target or any member of Target’s Controlled Group, whether or not any of the foregoing is funded, to which Target or any member of Target’s Controlled Group has an obligation. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations. “Controlled Group” for any person at any date includes each of the following (i) any corporation which is a member of a controlled group of corporations, within the meaning of Section 414(b) of the Code and the regulations issued thereunder of which the person is a member, (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code and the regulations issued thereunder of which the person, (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code and the regulations issued thereunder of which the person, or any corporation identified in clause (i) or any trade or business described in clause (ii) is a member (in each case, a former member of the Controlled Group of the person shall continue to be considered a member of the Controlled Group with respect to the person as to liabilities arising after such period for which the person could be liable under the Code or ERISA). “Regulation” means (i) any applicable law, rule, regulation, judgment, decree, ruling, order, award, injunction, recommendation or other official action of any Governmental Entity and (ii) any official change in the interpretation or administration of any of the foregoing by the Governmental Entity or by any other Governmental Entity or other person responsible for the interpretation or administration of any of the foregoing.

          2.17 Employee Matters.

               (a) Target and its subsidiaries are in compliance in all material respects with all currently applicable federal, state and foreign laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice. There are no controversies pending or, to Target’s knowledge, threatened, between Target or any of its subsidiaries and any of employees or former employees of Target or any of its subsidiaries, which controversies constitute, individually or in the aggregate, a Material Adverse Effect on Target or any Material Subsidiary or have resulted or could reasonably be expected to result, in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. Section 2.17(a) of the Target Disclosure Schedule contains a list of all employees who are currently on a leave of absence (whether paid or unpaid), the reasons therefor, the expected return date, and whether reemployment of such employee is guaranteed by contract or statute, and a list of all employees who have requested a leave of absence to commence at any time after the date of this Agreement, the reason therefor, the expected length of such leave, and whether reemployment of such employee is guaranteed by contract or statute.

               (b) Neither Target nor any of its subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). Neither Target nor any of its subsidiaries has any outstanding liability under, and Target and its subsidiaries have complied in all material respects with, the Worker Adjustment Retraining Notification Act. There are no pending claims against Target or any of its subsidiaries under any workers compensation plan or policy or for long-term disability, and neither Target nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder.

               (c) Neither Target nor any of its subsidiaries is a party to or bound by any collective bargaining agreement, no collective bargaining agreement is being negotiated by Target or any of its subsidiaries, and neither Target nor any of its subsidiaries has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by Target or any of its subsidiaries. Neither Target nor any of its subsidiaries is aware of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against Target or any of its subsidiaries pending or, to Target’s knowledge, threatened which could reasonably be expected to interfere with the respective business activities of Target or any of its subsidiaries. Neither Target nor any of its subsidiaries, nor, to Target’s knowledge, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of Target or any of its subsidiaries, and there is no charge or complaint against Target or any of its subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to Target’s knowledge, threatened.

               (d) To Target’s knowledge, no employee of Target or any of its subsidiaries is in violation of any material term of any employment agreement or any term of any patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer relating to the right of any such employee to be employed by Target or any of its subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Target or any of its subsidiaries or to the use of trade secrets or proprietary information of others. No employee of Target or any of its subsidiaries has given notice to Target or any of its subsidiaries, nor is Target or any of its subsidiaries otherwise aware, that any such employee intends to terminate his or her employment with Target or any of its subsidiaries. The employment of each of the employees of Target or any of its subsidiaries is “at will” and Target and its subsidiaries do not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the date hereof, neither Target nor any of its subsidiaries has not, and, to Target’s knowledge, no other Person has, (i) entered into any contract, agreement or instrument that obligates or purports to obligate Acquiror, Interim Surviving Corporation or Surviving Company to make an offer of employment to any present or former employee or consultant of Target or any of its subsidiaries that is not listed in Section 2.17(d) of the Target Disclosure Schedule or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of Target or any of its subsidiaries that is not listed in Section 2.17(d) of the Target Disclosure Schedule any terms or conditions of employment with Acquiror, Interim Surviving Corporation or Surviving Company following the Effective Time.

               (e) Target has made available to Acquiror a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of Target and its subsidiaries showing each such person’s name, position and annual remuneration.

               (f) Target and each of its subsidiaries has made available to Acquiror a true, correct and complete list of all of its consultants and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

               (g) Target and each of its subsidiaries has made available to Acquiror true, correct and complete copies of each of the following: all forms of offer letters; all forms of employment agreements; all forms of services agreements and agreements with consultants; all forms of confidentiality, non-competition or inventions agreements between employees/consultants and Target or any of its subsidiaries (and a true, correct and complete list of employees, consultants and/or others not subject thereto); all management organization chart(s); all agreements and/or insurance policies providing for the indemnification of any officers or directors of Target or any of its subsidiaries; and a schedule of bonus commitments made to employees of Target or any of its subsidiaries.

          2.18 Material Contracts. Each of the following contracts, agreements or arrangements (each, a “Material Contract”) to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries is bound, is set forth in Section 2.18 of the Target Disclosure Schedule:

               (a) (i) the twenty (20) largest distributor, publishing, advertising and agency contracts of Target or Focus Interactive, Inc. taken as a whole, and (ii) the twenty (20) largest advertising contracts of MaxOnline, LLC (for purposes of the this subsection 2.18(a), “largest” shall be determined by measuring, as appropriate, (A) the amount of revenues recognized pursuant to the applicable contract for the month of November 2003, or (B) the amount of expenses incurred under the applicable contract for the month of November 2003), and the amounts represented by such contracts are substantially representative of typical monthly results during the fourth quarter of 2003;

               (b) any continuing contract for the purchase of materials, supplies, equipment or services involving more than $250,000 over the prior twelve months;

               (c) any agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any employee or consultant (other than sales commissions in accordance with Target’s standard commission schedules) is or may be entitled to receive any payment based on the revenues, earnings or financial performance or assets of Target or any of its subsidiaries or calculated in accordance therewith;

               (d) any lease of real property;

               (e) any contract involving payments in excess of $250,000 per year that expires or may be renewed at the option of any Person other than Target or any of Target’s subsidiaries so as to expire more than one year after the date of this Agreement;

               (f) any trust indenture, mortgage, promissory note, loan agreement or other contract or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

               (g) any contract for capital expenditures in excess of $100,000;

               (h) any contract limiting the freedom of Target or any of its subsidiaries to engage in any line of business, to sell, license or otherwise distribute any of its products to any class of customers, or to compete with any other Person (including any “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or in any territory or market or during any period of time; or any contract which has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries, or the conduct of business by Target or any of its subsidiaries;

               (i) any contract pursuant to which Target or any of its subsidiaries is a lessor of any material machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

               (j) any contract with any Person with whom Target or any of its subsidiaries does not deal at arm’s length and all contracts with any Affiliates of Target;

               (k) any agreement of guarantee, support, indemnification (including indemnification for Taxes), assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person outside the ordinary course of business;

               (l) any contract by which Target or any of its subsidiaries has granted any exclusive rights; or

               (m) all other contracts or agreements (i) which are material to Target or any of its subsidiaries or the conduct of Target’s businesses or the businesses of any of Target’s subsidiaries, or (ii) the absence of which would constitute a Material Adverse Effect on Target or any of its Material Subsidiaries.

               All Material Contracts are in written form. Target or its applicable subsidiary has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not, to Target’s knowledge, alleged to be in default with respect to, any Material Contract. Each of the Material Contracts is in full force and effect and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or any of its subsidiaries or, to Target’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would become a default or event of default under any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Acquiror.

          2.19 Interested Party Transactions. Neither Target nor any of its subsidiaries is indebted to any director, officer, employee or agent of Target or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses) or to any entity in which any such Person is a controlling holder, and no such Person is indebted to Target or any of its subsidiaries. To Target’s knowledge, none of Target’s or its subsidiaries’ officers or directors, or any members of their immediate families, are, directly or indirectly, indebted to Target or any of its subsidiaries or have any direct or indirect ownership interest in any firm or corporation with which Target or any of its subsidiaries is affiliated or with which Target or any of its subsidiaries has a business relationship, or any firm or corporation which competes with Target or any of its subsidiaries except that officers, directors and stockholders of Target or its subsidiaries may own stock in (but not exceeding one percent (1%) of the outstanding capital stock of) any publicly traded companies that may compete with Target or any of its subsidiaries. To Target’s knowledge, none of Target’s or its subsidiaries’ officers or directors or any members of their immediate families are, directly or indirectly, interested in any Material Contract.

          2.20 Insurance. Section 2.20 of the Target Disclosure Schedule lists all policies of insurance and bonds maintained by Target or any of its subsidiaries. Copies of all such policies have been made available to Acquiror or its counsel. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target and its subsidiaries are otherwise in material compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

          2.21 Compliance With Laws. Target and its subsidiaries have complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of their businesses, or the ownership or operation of their businesses, except for such violations or failures to comply which, individually or in the aggregate, do not constitute a Material Adverse Effect on Target or any Material Subsidiary.

          2.22 Minute Books. The minute books of Target and its subsidiaries made available to Acquiror or its counsel contain a materially complete summary of all meetings of directors and stockholders or members, as applicable, or actions by written consent since the time of organization of Target and each of its subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

          2.23 Brokers’ and Finders’ Fees. Except fees payable to Allen & Company LLC, neither Target nor any of its subsidiaries has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

          2.24 Affiliates. Section 2.24 of the Target Disclosure Schedule sets forth an accurate and complete list of all “Affiliates” of Target within the meaning of Rule 145 promulgated under the Securities Act as of the date hereof.

          2.25 Vote Required. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Target Capital Stock is the only vote of the holders of any of Target Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

          2.26 Foreign Corrupt Practices. To Target’s knowledge, there are no situations which involved or involve Target or any of its subsidiaries in (i) the use of any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds, (iii) the violation of any of the provisions of The Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder, (iv) the receipt of any illegal discounts or rebates or any other violation of Antitrust Laws, or (v) any investigation by any Governmental Entity.

          2.27 Accounts Receivable. All accounts receivable of Target and its subsidiaries that are reflected in the Target Balance Sheet as of the date hereof (collectively, the “Accounts Receivable”) represent bona fide obligations arising from sales actually made or services actually performed, or obligations relating to annual pre-payments, in the ordinary course of business. Unless paid prior to the Closing Date, to Target’s knowledge, the Accounts Receivable are, or will be as of the Closing Date, current and collectible net of the respective reserves shown on the Target Balance Sheet as of the Closing Date (which reserves are calculated consistent with past practice). To Target’s knowledge, there is no contest, claim or right of set-off, under any contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

          2.28 Customers and Suppliers. No customer which, as of the date hereof, individually accounted for more than five percent (5%) of Target’s consolidated gross revenues during the preceding 12-month period, and no material supplier or distributor of Target or any of its subsidiaries as of the date hereof, has cancelled or otherwise terminated, or made any written threat to Target or any of its subsidiaries to cancel or otherwise terminate its relationship with Target or any of its subsidiaries, or has at any time on or after the Balance Sheet Date decreased materially its services or supplies to Target or any of its subsidiaries in the case of any such supplier or distributor, or its usage of the services or products of Target or any of its subsidiaries in the case of such customer, and to Target’s knowledge, no material supplier, distributor or customer intends (i) to cancel or otherwise terminate its relationship with Target or any of its subsidiaries or (ii) as a result of dissatisfaction with its relationship with Target or any of its subsidiaries, to decrease materially its services or supplies to Target or any of its subsidiaries or its usage of the services or products of Target or any of its subsidiaries, as the case may be. Neither Target nor any of its subsidiaries has knowingly breached, so as to provide a benefit to Target or any of its subsidiaries that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer, distributor or supplier of Target or any of its subsidiaries.

          2.29 Third Party Consents. Section 2.29 of the Target Disclosure Schedule identifies every Material Contract to which Target or any of its subsidiaries is a party that requires a novation or consent in connection with the Mergers or any other transaction contemplated by this Agreement or to permit the Surviving Company to operate the businesses of Target and its subsidiaries in the same manner as such businesses were operated by Target and its subsidiaries prior to the Effective Time.

          2.30 No Commitments Regarding Future Products. Neither Target nor any of its subsidiaries has made sales to customers that are contingent upon providing future enhancements of existing products or to add features not presently available on existing products (other than beta or similar arrangements pursuant to which Target’s or its subsidiaries’ customers from time to time test or evaluate products). The products Target or its subsidiaries have delivered to customers substantially comply with published specifications for such products and neither Target nor any of its subsidiaries has received material complaints from customers about its products that remain unresolved. Section 2.30 of the Target Disclosure Schedule accurately sets forth a complete list of material new products in development as of the date hereof (exclusive of enhancements, updates or fixes to and additional features for existing products).

          2.31 Accounting Records; Internal Controls. Target and its subsidiaries have records that accurately and validly reflect their respective transactions, and internal controls established and administered in accordance with GAAP sufficient to ensure that such transactions are (i) executed in accordance with management’s general or specific authorization and (ii) recorded in conformity with GAAP.

          2.32 Bank Accounts, Powers of Attorney. Section 2.32 of the Target Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which Target or any of its subsidiaries has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto, and lists the names of each Person holding powers of attorney or agency authority from Target or any of its subsidiaries.

          2.33 Opinion of Financial Advisor. The financial advisor of Target, Allen & Company, has delivered to Target an opinion dated the date of this Agreement to the effect that, as of such date, the Merger Consideration is fair to Target’s stockholders from a financial point of view.

          2.34 Information Provided. None of the information supplied or to be supplied by Target or any of its subsidiaries for inclusion in or incorporation by reference into the Hearing Notice, the Permit Application or the Information Statement or, if applicable, the Registration Statement, will at the time the Hearing Notice is delivered to holders of Target Capital Stock and/or Target Options and at all times subsequent thereto (through and including the Effective Time) or, if applicable, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. To the extent applicable, none of the information supplied or to be supplied by Target or any of its subsidiaries for inclusion in or incorporation by reference into the Proxy Statement will at the date mailed to stockholders of Target at the time of the Target Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. For purposes of clarification, Target makes no representation or warranty with respect to any information (a) supplied by Acquiror that is contained in any of the foregoing documents or (b) that should have been supplied by Acquiror but was not and was therefore omitted from any of the foregoing documents.

          2.35 Representations Complete. None of the representations or warranties made by Target herein or in any schedule hereto, consisting of the Target Disclosure Schedule, and closing certificates furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

          2.36 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement and the certificates, schedules and other documents and agreements delivered in connection herewith, neither Target nor any other Person makes any other express or implied representation or warranty with respect to Target, its subsidiaries or the transactions contemplated by this Agreement and Target disclaims any other representations or warranties whether made by Target, any of its subsidiaries or any of their respective Affiliates, officers, directors, employees, agents or representatives.

ARTICLE THREE

Representations and Warranties of Acquiror, Merger Sub and LLC

          Except as disclosed in a document dated as of the date of this Agreement and delivered by Acquiror to Target concurrently with the execution and delivery of this Agreement (the “Acquiror Disclosure Schedule”), Acquiror, Merger Sub and LLC hereby jointly and severally represent and warrant to Target as follows:

          3.1 Organization, Standing and Power. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. LLC is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and Merger Sub has the corporate power, and LLC has the requisite power, to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would, individually or in the aggregate, constitute a Material Adverse Effect on Acquiror. Acquiror is not in violation of any provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

          3.2 No Prior Activities. Except for the obligations incurred in connection with its organization or the negotiation or consummation of this Agreement and the transactions contemplated hereby, neither Merger Sub nor LLC has incurred any obligation or liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

          3.3 Capital Structure. The authorized capital stock of Acquiror consists of 150,000,000 shares of Acquiror Common Stock, par value $0.001 per share, and 5,000,000 shares of Acquiror Preferred Stock, par value $0.001 per share, of which 150,000 shares have been (i) designated Series A Junior Participating Preferred Stock and (ii) reserved for issuance upon the exercise of preferred stock purchase rights issuable pursuant to the Rights Agreement dated as of April 26, 2001 between Acquiror and Fleet National Bank, N.A. The shares of Acquiror Common Stock to be issued in the Step One Merger have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable, and such shares are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Acquiror or any agreement or document to which Acquiror is a party. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub common stock, of which 1,000 shares are issued and outstanding. All of the outstanding shares of Merger Sub common stock are owned by Acquiror. LLC is a single member Delaware limited liability company, and all of the outstanding membership interests of the LLC are owned by Acquiror. Acquiror has not elected to treat LLC as a corporation for federal income Tax purposes.

          3.4 Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. The Board of Directors of Acquiror, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Board of Directors of Acquiror at a meeting duly called and held, has (i) approved this Agreement and the Mergers and (ii) determined that this Agreement and the Mergers are fair to and in the best interests of Acquiror. LLC has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of LLC. This Agreement has been duly executed and delivered by Acquiror, Merger Sub and LLC and constitutes the valid and binding obligations of Acquiror, Merger Sub and LLC, enforceable against Acquiror, Merger Sub and LLC in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

          3.5 No Conflict; Required Filings and Consents.

               (a) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws or other organizational documents of Acquiror, Merger Sub or LLC, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror, Merger Sub or LLC or their properties or assets, except where such conflicts, violations and defaults do not constitute, individually or in the aggregate, a Material Adverse Effect on Acquiror, Merger Sub or LLC.

               (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror, Merger Sub or LLC in connection with the execution and delivery of this Agreement by Acquiror, Merger Sub or LLC or the consummation by Acquiror, Merger Sub and LLC of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger and the Step Two Certificate of Merger with the Delaware Secretary of State, (ii) any filings as may be required under applicable federal and state securities laws and the securities laws of any foreign country, (iii) such filings as may be required under the HSR Act, (iv) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock pursuant to the Step One Merger and upon exercise of the Target Options assumed by Acquiror, (v) the filing of the Permit Application with the California Commissioner, (vi) the filing of the Registration Statement, if applicable, (vii) the filing of a registration statement on Form S-8 with the SEC, and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not constitute, individually or in the aggregate, a Material

Adverse Effect on Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

          3.6 SEC Documents; Financial Statements.

               (a) Acquiror has filed all reports with the SEC required to be filed by it with the SEC since January 1, 2002. As of their respective filing dates, each report, statement and other filing filed with the SEC by Acquiror since January 1, 2002 (collectively, the “Acquiror SEC Documents”) complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document.

               (b) The consolidated financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the “Acquiror Financial Statements”) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Forms 10-Q). The Acquiror Financial Statements fairly present the consolidated financial condition, operating results and cash flows of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

          3.7 Taxes. All income and other material returns required to be filed by or on behalf of Acquiror or any of its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material amounts of Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto, and all material amounts of estimated Taxes required to be made by or on behalf of Acquiror or any of its subsidiaries under Section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other material amounts of Taxes are payable by Acquiror or any of its subsidiaries (whether or not shown on or reportable on such Returns). There are no liens on any assets of Acquiror with respect to material amounts of Taxes, other than liens for Taxes not yet due and payable. No audit of the Returns of or including Acquiror, and no action or proceeding for assessment or collection of Taxes, by any government or taxing authority, is in process or pending or threatened in writing, and no material deficiencies exist or have been asserted with respect to Taxes of Acquiror, or any of its subsidiaries. Neither Acquiror nor any of its subsidiaries has been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code.

          3.8 Sufficiency of Funds. Acquiror has, and will have at the Closing, sufficient funds available (without giving effect to any unfunded financing regardless of whether any such financing is committed) to pay the Cash Consideration and any expenses incurred by Acquiror in connection with the transactions contemplated by this Agreement.

          3.9 Opinion of Financial Advisor. The financial advisor of Acquiror, Credit Suisse First Boston LLC, has delivered to Acquiror an opinion dated the date of this Agreement to the effect that, as of such date, the Merger Consideration is fair to Acquiror from a financial point of view.

          3.10 Litigation. There is no suit, action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its subsidiaries that individually or in the aggregate constitutes a Material Adverse Effect on Acquiror, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or, to Acquiror’s knowledge, investigation by any Governmental Entity involving, Acquiror or any of its subsidiaries that individually or in the aggregate constitutes a Material Adverse Effect.

          3.11 Information Provided. None of the information supplied or to be supplied by Acquiror, Merger Sub or LLC for inclusion in or incorporation by reference into the Hearing Notice, the Permit Application or the Information Statement or, if applicable, the Registration Statement will at the time the Hearing Notice is delivered to holders of Target Capital Stock and/or Target Options and at all times subsequent thereto (through and including the Effective Time) or, if applicable, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. For purposes of clarification, Acquiror makes no representation or warranty with respect to any information (a) supplied by Target that is contained in any of the foregoing documents or (b) that should have been supplied by Target but was not and was therefore omitted from any of the foregoing documents.

          3.12 Reorganization. As of the date hereof, neither Acquiror nor any of its Affiliates has taken or agreed to take any action, nor does Acquiror have knowledge of any fact or circumstance, that would prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE FOUR

Conduct Prior to the Effective Time

          4.1 Conduct of Business of Target and Subsidiaries. Except to the extent contemplated by this Agreement or as set forth in Section 4 of the Target Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article Seven hereof or the Effective Time, except with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed:

               (a) Target shall, and shall cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

               (b) Target shall, and shall cause each of its subsidiaries to, provide Acquiror with all cooperation, support and information available to Target and its subsidiaries and reasonably requested by Acquiror regarding the products and services of Target or any of its subsidiaries and the markets therefor, including without limitation with respect to customers or potential customers (as reasonably determined by Acquiror) and including making introductions and facilitating communications between Acquiror and such parties;

               (c) Target shall, and shall cause each of its subsidiaries to, (i) pay all of its debts when due consistent with reasonable past practices and pay all Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its other obligations when due consistent with reasonable past practices, and (iii) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

               (d) Target shall promptly notify Acquiror of any material change, occurrence or event not in the ordinary course of its or any of its subsidiaries’ businesses, and of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, constitutes a Material Adverse Effect on Target or any Material Subsidiary or which is reasonably likely to cause any of the conditions to Closing set forth in Article Six not to be satisfied;

               (e) Target shall, and shall cause each of its subsidiaries to, use its commercially reasonable efforts to assure that each of its contracts (other than with Acquiror) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Mergers; and

               (f) Target shall, and shall cause each of its subsidiaries to, maintain each of its leased premises in substantial compliance with the terms of the applicable lease.

          4.2 Restrictions on Conduct of Business of Target and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, except as contemplated by this Agreement or as set forth in Section 4 of the Target Disclosure Schedule, Target shall not, and shall cause each of its subsidiaries not to, do, cause or permit any of the following without the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed:

               (a) Charter Documents. Effect any amendment to its Certificate of Incorporation or Bylaws or other organizational documents;

               (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, other than dividends or distributions by a wholly-owned subsidiary to its parent, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, including pursuant to the exercise of rights of first refusal, any shares of its capital stock, except from employees, directors and consultants in accordance with agreements providing for the repurchase of shares upon certain events at no more than the original purchase price thereof or, in the case of shares issued as compensation, at a nominal price;

               (c) Stock Options, Rights and Unvested Securities. Accelerate, amend or change the period of exercisability or vesting of any options or other rights granted under its stock plans or the vesting of the securities purchased or purchasable under such options or other rights or the vesting schedule or repurchase rights applicable to any unvested securities issued under such stock plans or otherwise; amend or change any other terms of such options, rights or unvested securities; or authorize cash payments in exchange for any options or other rights granted under any of such plans or the securities purchased or purchasable under those options or rights or the unvested securities issued under such plans or otherwise;

               (d) Material Contracts. Enter into any agreement or commitment that would constitute a Material Contract or violate, breach, amend or otherwise modify or waive any of the terms of any of its Material Contracts; provided, however, that neither Target nor any of its subsidiaries shall enter into any agreement or commitment involving a payment by Target or any such subsidiary of an amount in excess of $100,000 in any one case in any twelve-month period; and provided further that the following items shall be excluded from the foregoing (i) capital expenditures in the ordinary course of business and consistent with past practice, (ii) cash spent marketing new and existing products in accordance with the plan provided to Acquiror prior to the date hereof, (iii) expenses for content in the ordinary course of business and consistent with past practice, and (iv) new distribution partnership agreements, provided that such contracts do not involve more than $1,500,000 in pre-payments by Target or its subsidiaries in the aggregate under all such new contracts, and provided further that Target shall promptly notify Acquiror of the execution of any such agreement and if Acquiror shall reasonably object to such agreement, Target shall promptly, and in any event prior to the Effective Time, terminate such Agreement (and Target shall not enter into any such agreement unless such agreement provides Target with the right to so terminate);

               (e) Issuance of Securities. Issue, deliver or sell or authorize or offer or agree to issue, deliver or sell, or purchase or agree to purchase, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Class A Common Stock pursuant to the conversion of the Series A Preferred Stock or the exercise of Target Options, warrants or other rights therefor, in each case outstanding as of the date of this Agreement, (ii) repurchases of Target Common Stock from employees, directors and consultants in accordance with agreements providing for the repurchase of shares upon certain events at no more than the original purchase price thereof or, in the case of shares issued as compensation, at a nominal price, and (iii) the issuance of options to purchase up to 50,000 shares of Target Common Stock in the aggregate to new hires of non-management personnel;

               (f) Employees, Consultants and Independent Contractors. Hire any additional employees, consultants or independent contractors or enter into, or extend the term of, any employment or consulting agreement with any Person; provided, however, that

Target shall be entitled to hire or engage employees or independent contractors in accordance with the plan provided to Acquiror prior to the date hereof or persons engaged solely in design activities in the ordinary course of business and consistent with past practice;

               (g) Loans and Investments. Make any loans or advances (other than routine advances to employees of Target or any of its subsidiaries consistent with past practice; provided that no proceeds of any such advances are used directly or indirectly to purchase shares of Target Capital Stock) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances;

               (h) Intellectual Property. Transfer or license to any Person any rights to Intellectual Property except licenses to use Target’s products (including the products of Target’s subsidiaries) in the ordinary course of business consistent with past practices;

               (i) Exclusive Rights. Enter into or amend any Material Contract pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its assets, products or technology;

               (j) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, except in the ordinary course of business consistent with past practice;

               (k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

               (l) Leases. Enter into any material lease;

               (m) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $25,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements or those debts, Taxes or other obligations paid in accordance with Section 4.1(c);

               (n) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

               (o) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;

               (p) Termination or Waiver. Terminate or waive any right of substantial value, including any right of first refusal with respect to its securities, other than in the ordinary course of business;

               (q) Employee Benefit Plans; Pay Increases. Adopt or amend any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award made under any such plan, except in each case as required under ERISA or as necessary to maintain the qualified status of such plan under the Code, or pay any special bonus or special remuneration to any employee or non-employee director or increase the salaries or wage rates of its employees, or change the members of its or any of its subsidiaries’ Board of Directors (other than as a result of a resignation not requested by Target or any of its subsidiaries), or take any action that would result in the accelerated vesting, exercisability or payment of Target Options as a consequence of the Mergers, execution of this Agreement or consummation of the transactions contemplated hereby; provided, however, that Target shall be entitled to increase salaries of non-management or non-key employees in an aggregate amount of up to $200,000;

               (r) Labor Agreements. Enter into any employment contract or, unless required by applicable law, any collective bargaining agreement;

               (s) Severance Arrangement. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee, except in either case payments made pursuant to written agreements or written policies outstanding on the date of this Agreement;

               (t) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement, the Confidentiality Agreement or any agreement that is an exhibit to this Agreement;

               (u) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or outstanding ownership interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries’ business, taken as a whole;

               (v) Taxes. Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any material income Tax Return or any amendment to a material Tax Return, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

               (w) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP other than because of a voluntary action by Target or any of its subsidiaries;

               (x) Accounting. Cease to maintain a standard system of accounting established and administered in accordance with GAAP;

               (y) Interested Party Transactions. Enter into any contract, agreement or transaction in which any officer or director of Target or any of its subsidiaries (or any member of the immediate family of such officer or director) has an interest under circumstances that would require disclosure under Item 404 of Regulation S-K if Target or any such subsidiary were subject to the reporting requirements of Section 13(a) of the Exchange Act or would be prohibited by the listing standards of the NASD if Target or such subsidiary were listed on the Nasdaq National Market; or

               (z) Other. Take or agree to take any of the actions described in Sections 4.2(a) through (y) above, or any action that would (i) result in a breach of any of Target’s representations or warranties contained in this Agreement that would, individually or together with any other breaches, constitute a Material Adverse Effect or (ii) prevent Target from performing or, except pursuant to Section 4.3, cause Target not to perform any of its covenants hereunder.

          4.3 No Solicitation.

               (a) No Solicitation or Negotiation. Except as set forth in this Section 4.3, Target shall not, nor shall Target authorize or permit any of its subsidiaries or any of its or its subsidiaries’ respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Target Representatives”) to, directly or indirectly:

                    (i) solicit, initiate, induce, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, including amending or granting any waiver or release under any standstill or similar agreement with respect to any Target Capital Stock;

                    (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

                    (iii) approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent or agreement relating to any Acquisition Proposal.

Notwithstanding the foregoing, so long as there has been no breach of this Section 4.3(a), during the Specified Time, in response to an unsolicited Acquisition Proposal received by it and otherwise in compliance with its obligations under Section 4.3(b), Target may participate in discussions with, request clarifications from, or furnish information to, any Person which makes an unsolicited Acquisition Proposal if (1) such action is taken subject to a confidentiality agreement with the party submitting the Acquisition Proposal containing customary terms and conditions; (2) Target’s Board of Directors determines in good faith, after receiving advice from outside legal counsel and advice from an independent nationally recognized investment bank that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (3) Target’s Board of Directors determines in good faith, after receiving advice from outside legal counsel, that not participating in such discussions with, requesting such clarifications from or furnishing such information to such Person would be inconsistent with its fiduciary duties under applicable law. Without limiting the foregoing, Target agrees that any violation of the restrictions set forth in this Section 4.3 by any Target Representative or any Affiliate of Target or any Target Representative, whether or not such Person is purporting to act on behalf of Target, shall constitute a breach by Target of this Section 4.3. Target shall use its commercially reasonable efforts to enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by it or any Target Representative, including, where necessary, using its commercially reasonable efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

               (b) Notices; Additional Negotiations. Target shall promptly advise Acquiror orally, with written confirmation to follow promptly (and in any event within twenty-four (24) hours), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. Target shall not provide any information to or participate in discussions or negotiations with the Person making any Acquisition Proposal until twenty-four (24) hours after Target has first notified Acquiror of such Acquisition Proposal as required by the preceding sentence. Target shall (i) keep Acquiror fully informed, on a reasonably current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry (whether written or oral), (ii) provide to Acquiror as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Target from any third party in connection with any Acquisition Proposal or sent or provided by Target to any third party in connection with any Acquisition Proposal, and (iii) if Acquiror shall make a counterproposal pursuant to this Section 4.3 or otherwise, consider in good faith the terms of such counterproposal.

               (c) Cessation of Ongoing Discussions. Target shall, and shall cause the Target Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

               (d) Definitions. For purposes of this Agreement:

          “Acquisition Proposal” means, with respect to Target, any offer or proposal (other than an offer or proposal by Acquiror) relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (i) any acquisition or purchase by any person or “Group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of Target or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or Group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of Target or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Target pursuant to which the stockholders of such party immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of Target and its subsidiaries, taken as a whole, or any Material Subsidiary, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization involving more than fifteen percent (15%) of the assets of Target and its subsidiaries, taken as a whole, or any Material Subsidiary, (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Mergers, or (v) any public announcement by or on behalf of Target or any of the Target Representatives or any of their Affiliates or by any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Notwithstanding the foregoing, neither the merger of iWon Holdings, Inc. with and into Focus Interactive, Inc. nor the merger of MyWay, Inc. with and into Focus Interactive, Inc. shall constitute an Acquisition Proposal.

          “Specified Time” means, with respect to Target, a period commencing on the date of this Agreement and ending at such time as Target’s stockholders have approved the Mergers and adopted this Agreement.

          “Superior Proposal,” with respect to Target shall mean a bona fide written offer not solicited in violation of Section 4.3 made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation, stock purchase, asset purchase or other business combination, all or substantially all of the assets of Target and its subsidiaries or a majority of the total outstanding voting securities of Target and as a result of which the stockholders of Target immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that Target’s Board of Directors has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to Target’s stockholders (in their capacities as stockholders) than the terms of the Mergers and is reasonably capable of being consummated, taking into account such factors as the Target Board of Directors in good faith deems relevant, including, without limitation, all legal, financial, regulatory and other aspects of such proposal (including the terms of any financing and the likelihood that the transaction would be consummated and the identity of the Person making such proposal) and which is not conditioned on any financing.

               (e) Except as otherwise permitted by this Section 4.3(e), Target, through its Board of Directors, shall (i) recommend adoption of this Agreement and approval of the Mergers, (ii) not withdraw, withhold, modify, or change such recommendation in a manner adverse to Acquiror, (iii) not recommend or declare advisable any Superior Proposal, and (iv) take all action necessary or advisable to obtain the vote of Target’s stockholders required to effect each of the transactions contemplated by this Agreement. The Target Board of Directors may at any time prior to obtaining stockholder adoption of this Agreement and approval of the Mergers withdraw, withhold, modify, or change, in a manner adverse to Acquiror, any approval or recommendation regarding this Agreement or the transactions contemplated hereby (any such actions being referred to herein as “Adverse Actions”), if its Board of Directors determines in good faith after consultation with its outside legal counsel that the failure to take the Adverse Action in question would be inconsistent with its fiduciary obligations under applicable law. After Target’s Board of Directors has made a determination to take an Adverse Action pursuant to the previous sentence but at least three (3) business days prior to taking such Adverse Action, Target shall give Acquiror written notice of Target’s intention to take such Adverse Action (including a reasonable description of the circumstances related thereto) so as to allow Acquiror to propose a modification to the terms of the Mergers or this Agreement that would eliminate the need to take the Adverse Action. In the event that Acquiror proposes to Target any modifications to the terms of the Mergers or this Agreement during such three (3) business day period (the “Modified Terms”), Target shall not take the Adverse Action unless and until the Board of Directors of Target (i) in good faith considers the Modified Terms and (ii) makes a good faith determination, after consultation with its outside legal counsel, that proceeding with a transaction with Acquiror reflecting the Modified Terms would be inconsistent with its fiduciary obligations under applicable law. Notwithstanding any Adverse Action taken by Target, Target shall be obligated to submit the matters to be voted on by such stockholders (as contemplated hereby) to the stockholders of Target at the Target Stockholders Meeting and, in connection with such submission, communicate the circumstances under which the matters to be voted on by such stockholders (as contemplated hereby) are being submitted to its stockholders. Target shall promptly furnish Acquiror current, accurate and complete lists of the stockholders of Target as may be requested by Acquiror from time to time so that Acquiror can solicit Target’s stockholders.

ARTICLE FIVE

Additional Agreements

          5.1 Information Statement; Fairness Hearing and Permit; Blue Sky Laws Statement; Registration Statement; Blue Sky Laws.

               (a) As soon as practicable after the execution of this Agreement, and in any event within twenty (20) days after the date hereof, (i) Acquiror shall prepare, with the cooperation of Target, the application for permit (the “Permit Application”) in connection with the Hearing and the notice sent to the holders of Target Capital Stock pursuant to, and meeting the requirements of Article 2 of Subchapter 1 of the California Administrative Code, Title 10, Chapter 3, Subchapter 2, as amended (the “Hearing Notice”), concerning the hearing (the “Hearing”) to be held by the California Commissioner to consider the terms and conditions of this Agreement and the Mergers and the fairness of such terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and the rules promulgated thereunder (“California Securities Law”), and (ii) Target shall prepare, with the cooperation of Acquiror, an information statement relating to this Agreement and the transactions contemplated hereby (the “Information Statement”). Each of Target and Acquiror shall use its commercially reasonable efforts to cause the Permit Application, the Hearing Notice and the Information Statement to comply with all requirements of applicable federal and state securities laws. Each of Target and Acquiror shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, the Hearing Notice or the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Permit Application, the Hearing Notice and the Information Statement. The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquiror Common Stock to be received by the holders of Target Capital Stock and Target Options in the Merger and a proxy statement for solicitation of stockholder approval of the Mergers. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Information Statement, Target and Acquiror shall cooperate in delivering any such amendment or supplement to all the holders of Target Capital Stock and Target Options and/or filing any such amendment or supplement with the California Commissioner of Corporations (the “California Commissioner”) or its staff and/or any other government officials. The Information Statement shall include the unqualified recommendation of the Board of Directors of Target in favor of adoption of this Agreement and approval of the Mergers and the conclusion of the Board of Directors of Target that the terms and conditions of the Mergers and this Agreement are advisable and fair to and in the best interests of Target and its stockholders. Anything to the contrary contained herein notwithstanding, Target shall not include in the Information Statement any information with respect to Acquiror or its affiliates or associates, the form and content of which information shall not have been approved by Acquiror prior to such inclusion; provided, however, that Acquiror shall not withhold approval of any information required to be included by federal or state law or the California Commissioner.

               (b) Each of Acquiror and Target shall use its commercially reasonable efforts (i) to cause to be filed with the California Commissioner, as soon as practicable following the execution of this Agreement, and in any event within twenty (20) days after the date hereof, the Permit Application and the Hearing Notice and (ii) to obtain, as soon as practicable following the execution of this Agreement, the permit approving the fairness of this Agreement and the Mergers pursuant to Section 25121 of California Securities Law such that the issuance of the Acquiror Common Stock in connection with the Mergers shall be exempt pursuant to Section 3(a)(10) of the Securities Act from the registration requirements of Section 5 of the Securities Act (the “Permit”).

               (c) As soon as permitted by the California Commissioner, Target shall deliver by personal delivery or reputable overnight courier the Hearing Notice to all holders of Target Capital Stock and/or Target Options entitled to receive such notice under California Securities Law. Target and Acquiror shall notify each other promptly of the receipt of any comments from the California Commissioner or its staff and of any request by the California Commissioner or its staff or any other government officials for amendments or supplements to any of the documents filed therewith or any other filing or for additional information and shall provide each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the California Commissioner, or its staff or any other government officials, on the other hand, with respect to the filing. As soon as permitted by the California Commissioner, Target shall deliver by personal delivery or reputable overnight courier the Information Statement to all holders of Target Capital Stock and/or Target Options. Except for the delivery of the Information Statement in accordance with the terms hereof, Target shall not, and shall cause each Subsidiary and each Target Representative not to, directly or indirectly, solicit the vote of any holder of Target Capital Stock and/or Target Options in connection with the Merger in violation of any applicable federal or state securities laws.

               (d) Target shall promptly advise Acquiror, and Acquiror shall promptly advise Target, in writing if at any time prior to the Effective Time either Target or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Hearing Notice, the Permit Application, and/or the Information Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Target and Acquiror shall cooperate in delivering any such amendment or supplement to all the holders of Target Capital Stock and/or Target Options and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials.

               (e) If Acquiror and Target determine in writing that the Permit cannot be obtained, or cannot reasonably be expected to be obtained, in time to permit the Closing to occur on or before June 1, 2004, or if the California Commissioner notifies Acquiror or Target of the California Commissioner’s determination not to grant the Hearing, permit the mailing of the Notice of Hearing or issue the Permit, then:

                    (i) Each of Acquiror and Target shall use its commercially reasonable efforts to cause the issuance of the shares of Acquiror Common Stock pursuant to the Step One Merger to be registered pursuant to a registration statement on Form S-4 filed with the SEC (the “Registration Statement”);

                    (ii) Target and Acquiror shall prepare, and Acquiror shall file with the SEC, as soon as practicable after the determination or notification referred to above, the Registration Statement, which shall include the proxy statement and/or prospectus to be sent to the stockholders of Target in connection with the Target Stockholders Meeting (such proxy statement and/or prospectus, as may be amended or supplemented, is referred to herein as the “Proxy Statement”), and each of Target and Acquiror shall use its commercially reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; and no filing of, or amendment or supplement to, the Registration Statement will be made by Acquiror without providing Target a reasonable opportunity to review and comment thereon;

                    (iii) Each of Acquiror and Target shall use its commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to include all information related to such party required by law to be included therein to be so included;

                    (iv) Each of Acquiror and Target shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Registration Statement, the Proxy Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Registration Statement and the Proxy Statement;

                    (v) Subject to the terms and conditions of this Agreement, the Proxy Statement shall include the unqualified recommendation of the Board of Directors of Target in favor of adoption of this Agreement and approval of the Mergers and the conclusion of the Board of Directors of Target that the terms and conditions of the Merger and this Agreement are fair to and in the best interests of Target and its stockholders;

                    (vi) Each party hereto shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or the Proxy Statement or any other filing or for additional information and shall provide the other with copies of all orders with respect to the Registration Statement or the Proxy Statement and all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or the Proxy Statement or other filing;

                    (vii) Target shall promptly advise Acquiror, and Acquiror shall promptly advise Target, in writing if at any time prior to the Effective Time either Target or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Registration Statement or the Proxy Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law, and Target and Acquiror shall cooperate in delivering any such amendment or supplement to all the holders of Target Capital Stock and/or filing any such amendment or supplement with the SEC or its staff and/or any other government officials;

                    (viii) As soon as practicable after the Registration Statement is declared effective by the SEC, Target shall deliver by mail, personal delivery or reputable overnight courier the Proxy Statement to all holders of Target Capital Stock; and

                    (ix) Target shall not, and shall cause each of its subsidiaries and each Target Representative not to, directly or indirectly, solicit the vote of any holder of Target Capital Stock in connection with the Mergers in violation of any applicable federal or state securities laws.

               (f) Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Step One Merger. Target shall furnish to Acquiror all information concerning Target and Target’s stockholders and optionholders as may be requested by Acquiror in connection with Acquiror’s compliance with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the Stock Consideration and Target Option Consideration.

          5.2 Target Stockholders Meeting. Target shall promptly after the execution of this Agreement take all action necessary in accordance with Delaware Law, its Certificate of Incorporation and its Bylaws to call, convene and hold a meeting of its stockholders (the “Target Stockholders Meeting”) as soon as practicable after (A) the date the California Commissioner issues the Permit and in any event no later than twenty-five (25) days after the date the California Commissioner issues the Permit, or (B) if (1) Acquiror and Target determine in writing that the Permit cannot be obtained (or cannot reasonably be expected to be obtained) in time to permit the Closing to occur on or before the Termination Date, or (2) the California Commissioner notifies Acquiror or Target of the California Commissioner’s determination not to grant the Hearing, not to permit the mailing of the Notice of Hearing and/or not to issue the Permit, as soon as practicable after the Registration Statement becomes effective and in any event no later than twenty-five (25) days after such date, for the purpose of voting on the adoption of this Agreement and the approval of the Mergers, and (subject to Section 7.1(f)) shall submit such proposal to its stockholders for the purpose of acting thereon whether or not (i) Target’s Board of

Directors at any time subsequent to the date hereof determines in the manner permitted in Section 4.3 that this Agreement is no longer advisable or recommends that the stockholders of Target vote against such proposals or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Target. Target shall consult with Acquiror regarding the date of the Target Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Target Stockholders Meeting without the prior written consent of Acquiror. Except as set forth in Section 4.3, (i) Target’s Board of Directors shall recommend adoption of this Agreement and approval of the Mergers by the stockholders of Target and include such recommendation in the Information Statement, or if applicable, the Registration Statement and Proxy Statement, and (ii) neither the Target Board of Directors nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Acquiror, the recommendation of the Target Board of Directors that Target’s stockholders vote in favor of the adoption of this Agreement and the approval of the Mergers. Subject to Section 4.3, Target shall take all action necessary or advisable to obtain the vote of Target’s stockholders required to effect each of the transactions contemplated by this Agreement.

          5.3 Commercially Reasonable Efforts and Further Assurances. Subject to the terms and conditions of this Agreement and the requirements of applicable law, each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

          5.4 Consents; Cooperation.

               (a) Each of Acquiror and Target shall promptly after the execution of this Agreement apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the transactions contemplated hereunder. Without limiting the generality or effect of the foregoing, each of Acquiror and Target shall, as soon as practicable, and in any event no later than ten (10) business days after the date hereof, make any initial filings under the HSR Act.

               (b) Each of Acquiror and Target shall use all reasonable efforts to resolve promptly such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all reasonable efforts to contest and resist vigorously any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, or restricts consummation of the Mergers or any such other transactions contemplated by this Agreement, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Laws. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Acquiror shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the Termination Date. Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Acquiror and Target shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) entering into negotiations; (ii) providing information required by law or governmental regulation; and (iii) substantially complying with any second request for information pursuant to the Antitrust Laws.

               (c) Notwithstanding anything to the contrary in Section 5.4(a) or (b), (i) neither Acquiror nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would have a Material Adverse Effect on Acquiror or any material subsidiary of Acquiror or on Acquiror combined with the Surviving Company after the Step Two Merger Effective Time, and (ii) neither Target nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would have a Material Adverse Effect on Target or any Material Subsidiary.

               (d) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article Seven hereof, each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the Mergers or the transactions contemplated hereunder or otherwise limit the right of Acquiror or its subsidiaries to own or operate all or any portion of the businesses or assets of Target or any of its subsidiaries.

               (e) Target shall give or cause to be given any notices to third parties required to be given pursuant to any Material Contract to which it or any of its subsidiaries is a party as a result of this Agreement or any of the transactions contemplated hereby. Target shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, all consents, waivers and approvals under each Material Contract to which it or any of its subsidiaries is a party or by which it is bound, in form and substance reasonably acceptable to Acquiror. In the event that Target shall fail to obtain any third party consent, waiver or approval described in this Section 5.4(e), it shall use its reasonable efforts, and shall take any such actions reasonably requested by Acquiror, to minimize any adverse effect upon Acquiror and Target, their respective subsidiaries and their respective businesses resulting (or which could reasonably be expected to result after the Effective Time) from the failure to obtain such consent, waiver or approval, provided that no party hereto or any stockholder of Target shall be required to make payments to any third parties to induce their consent, waiver or approval unless such payment is provided for in the applicable contract as in effect on the date hereof (or the date of execution of such contract if subsequent to the date of this Agreement).

               (f) Each of Acquiror and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other Person, required to be obtained or made in connection with the taking of any action and contemplated by this Agreement.

          5.5 Access to Information.

               (a) Subject to compliance with applicable law, including Antitrust Laws, Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with Article Seven hereof or the Effective Time to (i) Target’s and its subsidiaries’ properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target or its subsidiaries, in each case, as Acquiror may reasonably request. Target shall provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Without limiting the generality or effect of the foregoing, Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours upon reasonable notice during the period prior to the earlier of the termination of this Agreement in accordance with Article Seven hereof or the Effective Time to all of Target’s and its subsidiaries’ Tax Returns and all other records and workpapers relating to Taxes and shall provide the following information to Acquiror and its representatives promptly upon any request therefor: (i) a true, correct and complete list of the types of Tax Returns being filed by Target or any of its subsidiaries in each Taxing jurisdiction, including the year of the commencement of the filing of each such type of Tax Return and all closed years with respect to each such type of Tax Return filed in each jurisdiction, (ii) a true, correct and complete list of all material Tax elections filed in each jurisdiction by Target or any of its subsidiaries, (iii) a schedule of any deferred intercompany gain with respect to transactions to which Target or any of its subsidiaries has been a party, and (iv) receipts for any Taxes paid to foreign Tax Authorities.

               (b) Subject to compliance with applicable law (including Antitrust Laws), from the date hereof until the earlier of the termination of this Agreement in accordance with Article Seven hereof or the Effective Time, Target shall confer on a regular and frequent basis, as requested by Acquiror, with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of Target and its subsidiaries and the general status of the ongoing operations of Target and its subsidiaries.

               (c) No information or knowledge obtained in any investigation by Acquiror pursuant to this Section 5.5 or otherwise, whether conducted prior to or after the date hereof, shall affect or be deemed to modify any representation or warranty contained herein or the right of Acquiror to rely thereon, Acquiror’s rights under Article Eight, or the conditions to the obligations of the parties to consummate the Mergers.

          5.6 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a non-disclosure agreement (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

          5.7 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by law or to obtain necessary third party consents or by obligations pursuant to any listing agreement with any national securities exchange or with the National Association of Securities Dealers (“NASD”).

          5.8 FIRPTA. Target shall, prior to the Closing Date, provide Acquiror with a properly executed Foreign Investment and Real Property Tax Act of 1980 (“FIRPTA”) Notification Letter, which shall state that shares of capital stock of Target do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Acquiror’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Target shall have provided to Acquiror, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Step One Merger.

          5.9 State Statutes. If any state takeover law shall become applicable to the transactions contemplated by this Agreement, Acquiror and its Board of Directors or Target and its Board of Directors, as the case may be, shall use their reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effects of such state takeover law on the transactions contemplated by this Agreement.

          5.10 Escrow Agreement. Target shall, and shall use its commercially reasonable efforts to cause the Stockholders’ Representative (as defined in Article Eight) to, and Acquiror shall, and shall use its commercially reasonable efforts to cause the Escrow Agent to, execute, prior to the Closing, the Escrow Agreement contemplated by Article Eight in substantially the form attached hereto as Exhibit H (“Escrow Agreement”).

          5.11 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock pursuant to the Step One Merger and upon exercise of the Target Options assumed by Acquiror.

          5.12 Affiliate Agreements. Target shall provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing the list of Target’s Affiliates set forth in Section 2.24 of the Target Disclosure Schedule. Target shall use its commercially reasonable efforts to deliver or cause to be delivered to Acquiror, concurrently with the execution of this Agreement (and in the case of persons who become Affiliates after signing, prior to the Effective Time) an executed Affiliate Agreement in the form attached hereto as Exhibit I (each an “Affiliate Agreement”) from each of the Affiliates of Target. Acquiror and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by such Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Acquiror Common Stock, consistent with the terms of such Affiliate Agreement.

          5.13 Stock Options; Filing of Form S-8. Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock to be issued upon exercise of the Target Options assumed by Acquiror hereunder. As soon as practicable following the Effective Time, Acquiror shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Acquiror Common Stock subject to Target Options assumed by Acquiror pursuant to Section 1.6(f). The parties specifically contemplate that such Form S-8 may be either a new Form S-8 or an amendment to an existing Form S-8, at Acquiror’s sole discretion.

          5.14 Employee Benefits of Target Employees.

               (a) Target employees who become employees of the Surviving Company will be paid salaries comparable to similarly situated employees of Acquiror upon employment by the Surviving Company. To the extent permitted by Acquiror’s employee benefit programs, each such Surviving Company eligible employee will be allowed to participate in Acquiror’s employee benefit programs and other individual benefits available to all other similarly situated Acquiror employees, such as life insurance, health, medical, dental and vision coverage and Acquiror’s 401(k) Plan (collectively, “Acquiror Plans”). Except as otherwise agreed by Acquiror in writing, all Target employees who become Surviving Company employees, shall continue to be “at will” employees and may be terminated by the Surviving Company at any time for any reason or for no reason. With respect to any Acquiror Plans in which the employees of Target who become Surviving Company employees participate subsequent to the Effective Time, to the extent permitted by the terms of such plans, Acquiror shall (i) waive all limitations as to pre-existing condition exclusions applicable to such employees to the same extent such exclusions would have been waived under the Target Employee Plans prior to the Effective Time and (ii) recognize all service of such Target employees for purposes of eligibility to participate and vesting under any Acquiror Plan in which such employees may be eligible to participate after the Effective Time to the same extent taken into account (except as to vesting of the new stock options, if any, granted by Acquiror from time to time) under the Target Employee Plans in which such employees participated immediately prior to the Effective Time.

               (b) Target shall terminate each and every Employee Plan that includes a “qualified cash or deferred arrangement” within the meaning of Section 401(k) of the Code (each, a “Target 401(k) Plan”). Each such termination shall be effective as of at least one calendar day prior to the Effective Time but may be conditioned upon the Closing. As to any participant in any Target 401(k) that is eligible and enrolls, in accordance with the terms of the plan, in Acquiror’s employee benefit plan that includes a “qualified cash or deferred arrangement” within the meaning of Section 401(k) of the Code (“Acquiror’s 401(k) Plan”), Acquiror’s 401(k) Plan shall accept from any Target 401(k) Plan any timely direct rollover of “eligible rollover distributions” (within the meaning of Section 402 of the Code) either in cash or, as to any such participant’s outstanding loan under a Target 401(k) Plan, a promissory note in a form reasonably satisfactory to Acquiror evidencing such loan and providing for repayment of such loan to the Acquiror’s 401(k) Plan.

          5.15 Step Two Merger. If the Step One Merger occurs, LLC, Target (including the Interim Surviving Corporation) and Acquiror shall take all actions, and do or cause to be done all things necessary or advisable under applicable laws and regulations to effect the consummation of the Step Two Merger immediately following the Effective Time on the Closing Date.

          5.16 Reorganization Treatment.

               (a) Certificates. Target, Acquiror, Merger Sub and LLC shall execute and deliver to each of Weil, Gotshal & Manges LLP, counsel to Target, and O’Melveny & Myers LLP, counsel to Acquiror, Merger Sub and LLC, certificates substantially in the forms attached hereto as Exhibit J and Exhibit K, respectively, at such time or times as reasonably requested by each law firm in connection with its delivery of the opinion referred to in Section 6.2(h) or Section 6.3(q), as the case may be. Prior to the Effective Time, neither Target, Acquiror, Merger Sub, LLC nor any of their respective Affiliates shall take or agree to take any action that would reasonably be likely to prevent the Mergers from together qualifying as a reorganization under Section 368 of the Code.

               (b) Post-Closing Actions. After the Effective Time, neither Acquiror, Merger Sub, LLC nor any of their respective Affiliates nor any of Target’s Affiliates immediately prior to the Effective Time shall take or agree to take any action that would reasonably be likely to prevent the Mergers from together qualifying as a reorganization under Section 368 of the Code.

          5.17 Notices. Target shall give all notices and other information required to be given to the employees of Target, and any applicable Governmental Entity under the WARN Act, the Internal Revenue Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement.

          5.18 Indemnification; Exculpation; Insurance.

               (a) From and after the Effective Time, Acquiror will cause to be recognized in all respects the obligations of Target (i) with respect to indemnification pursuant to any indemnification agreements between Target and its directors and officers (the “Indemnified Parties”) in effect immediately prior to the Effective Time and (ii) under Target’s Certificate of Incorporation and Bylaws, in both cases (i) and (ii), as in effect on the date hereof. The Operating Agreement of the Surviving Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Target Certificate of Incorporation and Bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

               (b) For a period of six (6) years after the Effective Time, Acquiror will cause the Surviving Company to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Target’s directors’ and officers’ liability insurance policy on terms no less favorable on the whole to the Indemnified Parties than those applicable to the current directors and officers of Target; provided, however, that in no event will Acquiror or the Surviving Company be required to expend an annual premium for such coverage in excess of two hundred percent (200%) of the annual premium currently paid by Target.

               (c) If Acquiror, the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, proper provisions shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 5.18.

               (d) This Section 5.18 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Acquiror and the Surviving Company and their successors and assigns.

          5.19 Zero Priced Options. Prior to the Effective Time, Target shall take such action as may be necessary or appropriate to (i) cause all Zero Priced Options to be either exercised prior to the Effective Time or cancelled prior to or at the Effective Time, and (ii) to cause all shares of Target Common Stock issued upon exercise of the Zero Priced Options to be validly issued, fully paid and nonassessable, including receiving payment of at least the par value of such shares and having its Board of Directors duly adopt resolutions determining that, upon payment of such par value, such shares are validly issued, fully paid and nonassessable.

          5.20 Tax Claims. Within thirty (30) days of the date of this Agreement, Target shall enter into negotiations with the IRS for a final settlement with respect to its and its optionholders’ tax treatment of the Zero Priced Options. Prior to the Effective Time, Target shall use reasonable commercial efforts to enter into a final settlement with the IRS with respect to such treatment. After the Effective Time, the Stockholders’ Representative, or Acquiror at the

Stockholders’ Representative’s request, shall continue to use reasonable commercial efforts to obtain such a settlement. Neither Target nor the Stockholders’ Representative shall abandon such efforts until the IRS and Target or the Stockholders’ Representative, as applicable, have negotiated and entered into a closing agreement to settle any amounts due to the IRS or any other Governmental Entity related to Target’s and Target’s optionholders’ tax treatment of Zero Priced Options (“Tax Claims”). The Stockholders’ Representative (or Acquiror, if applicable) shall use its commercially reasonable efforts to ensure that any such closing agreement shall provide for no liability on behalf of former Target optionholders in excess of the amount for which such optionholders would have been liable had the IRS accepted Target’s initial tax treatment of the Zero Priced Options. All costs and expenses of pursuing such a closing agreement (including the fees and expenses of counsel and other advisors) (the “Settlement Expenses”) shall be charged to and paid from the Special Escrow Fund. If the Stockholders’ Representative and the IRS agree to a settlement of the Tax Claims in an amount not in excess of the Special Escrow Fund less the amount of the Settlement Expenses, and upon other terms that do not materially adversely affect the Surviving Company, the Surviving Company shall enter into such closing agreement with the IRS and Acquiror shall be entitled to recover such amount from the Special Escrow Fund in accordance with Section 8.7. Any other settlement shall require the consent of the Surviving Company, such consent not to be unreasonably withheld, conditioned or delayed, provided that refusal to consent to a settlement in excess of the amount available in the Special Escrow Fund shall not be considered unreasonable.

          5.21 Targeted Media Solutions. Prior to the Effective Time, Target shall exercise its rights to purchase, and shall use its commercially reasonable efforts to complete such purchase of, all membership interests in Targeted Media Solutions, LLC not owned by Target or Focus Interactive, Inc.

          5.22 Delivery of Audited Financial Statements. No later than March 17, 2004, Target shall deliver to Acquiror Target’s audited consolidated financial statements for the year ended December 31, 2003, prepared in accordance with GAAP.

ARTICLE SIX

Conditions

          6.1 Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by the party entitled to assert such condition:

               (a) Stockholder Approvals. This Agreement and the Mergers shall have been duly adopted and approved by the holders of a majority of the voting power of the shares of Target Capital Stock outstanding.

               (b) No Injunctions or Restraints on Mergers and Conduct of Business; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers or Acquiror’s conduct or operation of the business of Target following the Mergers shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable by any court or Governmental Entity to the Mergers, which makes the consummation of the Mergers or Acquiror’s conduct or operation of the businesses of Target and its subsidiaries following the Mergers, illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

               (c) Governmental Approval. Acquiror, Target, Merger Sub and the LLC, and their respective subsidiaries, shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Mergers, including, without limitation, such approvals, waivers and consents as may be required under the HSR Act and other applicable Antitrust Laws (including the expiration of any waiting period under the HSR Act and other applicable Antitrust Laws or the granting of the early termination thereof without limitation, restriction or condition), the Securities Act and any state or foreign securities laws.

               (d) California Permit; Registration Statement Effective. The California Commissioner shall have issued the Permit or the SEC shall have declared the Registration Statement effective. No stop order pertaining to the Permit or suspending the effectiveness of the Registration Statement or any part thereof, as applicable, shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the Department of Corporations of the State of California or SEC, as applicable.

               (e) Listing of Additional Shares. A Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock pursuant to the Step One Merger and upon exercise of the Target Options assumed by Acquiror shall have been submitted to the Nasdaq National Market.

          6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

               (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Acquiror, LLC and Merger Sub in this Agreement shall be true and correct in all respects (without regard to any qualifications as to materiality or Material Adverse Effect contained therein), except to the extent that any breach thereof, individually or in the aggregate with any other breaches of any of such representations and warranties does not constitute a Material Adverse Effect on Acquiror, on and as of the Effective Time as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and (ii) Acquiror, LLC and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

               (b) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to Acquiror between the date hereof and the Effective Time.

               (c) Certificates of Acquiror.

                    (i) Compliance Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Section 6.2(a) and (b) has been satisfied with respect to Acquiror.

                    (ii) Certificate of Secretary of Acquiror. Target shall have been provided with a certificate executed by the Secretary or Assistant Secretary of Acquiror certifying:

                         (A) Resolutions duly adopted by the Board of Directors of Acquiror authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and

                         (B) the incumbency of the officers of Acquiror executing this Agreement and all agreements and documents contemplated hereby.

               (d) Certificates of Merger Sub.

                    (i) Compliance Certificate of Merger Sub. Target shall have been provided with a certificate executed on behalf of Merger Sub by its President to the effect that, as of the Effective Time, the condition set forth in Section 6.2(a) has been satisfied with respect to Merger Sub.

                    (ii) Certificate of Secretary of Merger Sub. Target shall have been provided with a certificate executed by the Secretary or Assistant Secretary of Merger Sub certifying:

                         (A) Resolutions duly adopted by the Sole Director and the sole stockholder of Merger Sub authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and

                         (B) the Certificate of Incorporation and Bylaws of Merger Sub, each as in effect immediately prior to the Effective Time, including all amendments thereto.

               (e) Certificates of LLC.

                    (i) Compliance Certificate of LLC. Target shall have been provided with a certificate executed on behalf of LLC by one of its officers to the effect that, as of the Effective Time, the condition set forth in Section 6.2(a) has been satisfied with respect to LLC.

                    (ii) Certificate of Secretary of LLC. Target shall have been provided with a certificate executed by the Secretary or Assistant Secretary of LLC certifying:

                         (A) Resolutions duly adopted by the Managing Member and the sole member of LLC authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and

                         (B) the Certificate of Formation and Operating Agreement of LLC, each as in effect immediately prior to the Effective Time, including all amendments thereto.

               (f) Good Standing. Target shall have received a certificate or certificates of the Secretary of State of the State of Delaware and any applicable franchise Tax authority of such state, certifying as of a date no more than three (3) business days prior to the Effective Time that each of Acquiror, LLC and Merger Sub has filed all required reports, paid all required fees and Taxes and is, as of such date, in good standing in such state.

               (g) Escrow Agreement. Acquiror and Escrow Agent shall have entered into the Escrow Agreement.

               (h) Tax Opinion. Target shall have received a written opinion from Weil, Gotshal & Manges LLP, counsel to Target, to the effect that the Mergers will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Weil, Gotshal & Manges LLP may rely upon assumptions and the representations and covenants contained in the certificates of Target, Acquiror, Merger Sub and LLC referred to in Section 5.16(a).

               (i) Legal Opinion. Target shall have received a legal opinion from O’Melveny & Myers LLP, in substantially the form of Exhibit L.

          6.3 Additional Conditions to the Obligations of Acquiror, Merger Sub and LLC. The obligations of Acquiror, Merger Sub and LLC to consummate and effect this Agreement and the transactions contemplated hereby shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

               (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Target in this Agreement shall be true and correct in all respects (without regard to any qualifications as to materiality or Material Adverse Effect contained therein), except to the extent that any breach thereof, individually or in the aggregate with any other breaches of any of such representations and warranties does not constitute a Material Adverse Effect on Target, on and as of the Effective Time as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

               (b) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to Target between the date hereof and the Effective Time.

               (c) Certificates of Target.

                    (i) Compliance Certificate of Target. Acquiror, Merger Sub and LLC shall have been provided with a certificate executed on behalf of Target by its Co-Chief Executive Officers and its Chief Financial Officer to the effect that, as of the Effective Time, each of the conditions set forth in Sections 6.3(a), (b), (o), (r), (s), (t) and (u) has been satisfied and that, to the knowledge of such persons, no occurrence, event or action has occurred that would change any of the information provided on the updated Target Disclosure Schedule provided pursuant to subsection 6.3(p) or would have been required to be on such updated schedule if such schedule had been delivered as of the Effective Time.

                    (ii) Certificate of Secretary of Target. Acquiror, Merger Sub and LLC shall have been provided with a certificate executed by the Secretary of Target certifying:

                         (A) Resolutions duly adopted by the Board of Directors and the stockholders of Target authorizing the execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby, including the Mergers; and

                         (B) The Certificate of Incorporation and Bylaws of Target, as in effect immediately prior to the Effective Time, including all amendments thereto.

               (d) Third-Party Consents. Target and its subsidiaries shall have obtained those consents, waivers, approvals or authorizations of those Governmental Entities and third parties listed on Schedule 6.3(d), and shall have furnished to Acquiror evidence, reasonably satisfactory to Acquiror, to such effect.

               (e) Legal Opinions. Acquiror shall have received a legal opinion from Weil, Gotshal & Manges LLP, in substantially the form of Exhibit M-1. Acquiror shall have received a legal opinion from Edwards & Angell LLP, in substantially the form of Exhibit M-2. Acquiror shall have received a legal opinion from Morris, Nichols, Arsht & Tunnell, in substantially the form of Exhibit N.

               (f) Affiliate Agreements. Acquiror shall have received from each of the Affiliates of Target an executed Affiliate Agreement.

               (g) FIRPTA Certificate. Target shall have provided Acquiror with a properly executed FIRPTA Notification Letter and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Step One Merger, as set forth in Section 5.8.

               (h) Resignation of Directors and Officers. Acquiror shall have received letters of resignation from each of the directors and officers of Target in office immediately prior to the Effective Time, which resignations in each case shall be effective as of the Effective Time.

               (i) Employment Agreements. Each of the persons set forth on Schedule 6.3(i) shall have executed an Employment Agreement substantially in the form attached hereto as Exhibit O, and shall have taken no action or given no notice of such person’s intention to leave the employ of the Surviving Company or otherwise terminate such Employment Agreement.

               (j) Termination of Target’s 401(k) Plan. Target’s Board of Directors shall have adopted a resolution in a form reasonably acceptable to Acquiror terminating each and every Target 401(k) Plan effective at least one calendar day prior to the Effective Time.

               (k) Escrow Agreement. Target, Escrow Agent and the Stockholders’ Representative shall have entered into the Escrow Agreement.

               (l) Stock Resale Agreement. The Stock Resale Agreements dated as of the date hereof by and among Acquiror and each of Bain Capital, J.P. Morgan Partners (BHCA), L.P., Viacom, Inc., Jonas Steinman and William Daugherty (the “Principal Stockholders”) shall be in full force and effect and no Principal Stockholder shall have taken any action or given any notice of such party’s intention to terminate or breach such agreement.

               (m) Standstill Agreements. The Standstill Agreements dated as of the date hereof by and among Acquiror and each of the Principal Stockholders (other than Viacom Inc.) shall be in full force and effect and no such Principal Stockholder shall have taken any action or given any notice of such party’s intention to terminate or breach such agreement.

               (n) Employees. At least eighty percent (80%) of Target’s employees on the date hereof shall have (i) accepted an offer of employment from Acquiror or the Surviving Company (such offer to be contingent on the Closing), (ii) executed an offer letter in Acquiror’s standard form, and (iii) taken no action to rescind such acceptance of employment.

               (o) Cash Distribution and Compensation. There shall not have been any change in the cash distribution or compensation policies of Target since September 30, 2003.

               (p) Updated Target Disclosure Schedule. Target shall have delivered to Acquiror an updated Target Disclosure Schedule current on and as of the date that is three (3) business days prior to the Closing Date. Target hereby represents and warrants that the updated Target Disclosure Schedule shall be true and correct in all material respects on and as of the Effective Time except where expressly qualified by a reference to materiality and in such case shall be true in all respects as so qualified or where matters are addressed only as of a particular date and in such case shall remain true and correct as of such date; provided, however, that notwithstanding the foregoing, no such update after the date hereof shall cure any breach of any representation and warranty or otherwise affect any Indemnified Party’s right to indemnification pursuant to the terms of this Agreement.

               (q) Tax Opinion. Acquiror shall have received a written opinion from O’Melveny & Myers LLP, counsel to Acquiror, to the effect that the Mergers will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, O’Melveny & Myers LLP may rely upon assumptions and the representations and covenants contained in the certificates of Target, Acquiror, Merger Sub and LLC referred to in Section 5.16(a).

               (r) Cash on Hand. At the Effective Time, Target shall have cash on hand of at least $15,000,000.

               (s) Officer Loans. At the Closing, there shall not be any loans outstanding from Target or any of its subsidiaries to any executive officer of Target or any of its subsidiaries.

               (t) Dissenters’ Shares. Holders of no more than 2% of the outstanding shares of Target Capital Stock shall have exercised or given notice of their intention to exercise rights of appraisal under Delaware Law.

               (u) Target Options. There shall be no Target Options outstanding having no exercise price or an exercise price per share less than the par value per share of the shares of Target Capital Stock subject to such Target Options, and no Target Capital Stock shall have been issued pursuant to any such previously outstanding Target Options except those for which at least the par value per share has been paid to Target and Target’s Board of Directors has determined, by duly adopted resolutions, that such shares are fully paid, validly issued and nonassessable.

ARTICLE SEVEN

Termination, Amendment and Waiver

          7.1 Termination.

               (a) Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Acquiror and Target.

               (b) Unilateral Termination.

                    (i) Either Acquiror or Target, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Step One Merger or the Step Two Merger.

                    (ii) Either Acquiror or Target, by giving written notice to the other, may terminate this Agreement if the Step One Merger shall not have been consummated on or by July 31, 2004, which date may be extended by the mutual written consent of the parties hereto, and which date shall be automatically extended to August 31, 2004 if either the Permit has not been issued or, if applicable, the Registration Statement shall not have been declared effective by the SEC on or prior to June 1, 2004 notwithstanding, in each case, the diligent efforts of Acquiror and Target (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty or covenant made under this Agreement by such party.

               (c) Either Acquiror or Target may terminate this Agreement at any time prior to the Effective Time if the other has committed a material breach of (i) any of its representations and warranties in this Agreement such that the conditions in Section 6.1, Section 6.2 or Section 6.3, as applicable, would not be satisfied, or (ii) any of its covenants in this Agreement such that the conditions in Section 6.1, Section 6.2 or Section 6.3, as applicable, would not be satisfied, and has not cured such material breach within fifteen (15) business days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 7.1; provided that notwithstanding the foregoing, no cure period shall be required for a breach which by its nature cannot be cured.

               (d) Acquiror may terminate this Agreement at any time prior to the Effective Time if at the Target Stockholders Meeting (including any adjournment or postponement thereof permitted by this Agreement), at which a vote on the adoption of this Agreement and approval of the Mergers is taken, the requisite vote of the stockholders of Target in favor of such proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Acquiror if Acquiror’s failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure to obtain such requisite vote).

               (e) Acquiror may terminate this Agreement at any time prior to the Effective Time if: (i) Target’s Board of Directors shall have failed to give its recommendation of the adoption of this Agreement and approval of the Mergers in the Information Statement or, if applicable, the Registration Statement and Proxy Statement or shall have withdrawn or modified its recommendation of such proposal; (ii) after the receipt by Target of an Acquisition Proposal, Acquiror requests in writing that the Target Board of Directors reconfirm its recommendation of this Agreement or the Mergers and the Target Board of Directors fails to do so within five (5) business days after its receipt of Acquiror’s request; (iii) the Target Board of Directors (or any committee thereof) shall have approved or recommended to the Target stockholders an Acquisition Proposal; (iv) a tender offer or exchange offer for outstanding shares of Target Capital Stock is commenced (other than by Acquiror or an Affiliate of Acquiror) and the Target Board of Directors (or any committee thereof) recommends that the Target stockholders tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, Target’s Board of Directors fails to recommend against acceptance of such offer; (v) Target shall have breached its obligations under Section 4.3 or Section 5.2; or (vi) Target shall have failed to hold the Target Stockholders Meeting and submit the adoption of this Agreement and approval of the Mergers to the vote of Target’s stockholders by the date which is, as applicable, (A) one (1) business day prior to the

Termination Date provided the California Commissioner issued the Permit at least twenty-five (25) days prior to such date, or (B) one (1) business day prior to the Termination Date provided the Registration Statement became effective at least twenty-five (25) days prior to such date and sufficient copies of the Prospectus (including any supplements or amendments to such Prospectus required by law, if required as a result of changed facts relating to Acquiror) were provided to Target for mailing to its stockholders at least twenty-five (25) days prior to such date.

               (f) Target may terminate this Agreement at any time prior to the Effective Time, if Target’s Board of Directors has taken any Adverse Action in order to accept a Superior Proposal in compliance with the provisions of Section 4.3.

          7.2 Termination Fee.

               (a) Target shall pay Acquiror the Termination Fee in the event that:

                    (i) this Agreement is terminated by Acquiror pursuant to Section 7.1(c) or Section 7.1(d) if after the date hereof and prior to the termination of this Agreement, there has been an Acquisition Proposal and within twelve (12) months following the termination of this Agreement, either an Acquisition Proposal is consummated or Target enters into a definitive agreement providing for an Acquisition Proposal and such Acquisition Proposal is consummated within twelve (12) months following execution of such definitive agreement; provided, however, that for purposes of this Section 7.2(a)(i) only, all references to an Acquisition Proposal made after the termination of this Agreement shall exclude bona fide equity financings in Target in an aggregate amount of shares of capital stock (or securities convertible into or exercisable or exchangeable for shares of capital stock) less than thirty percent (30%) of the number of outstanding shares of the Company’s voting securities as of the date of this Agreement for the sole purpose of raising cash for Target;

                    (ii) this Agreement is terminated by Target pursuant to Section 7.1(b)(ii) if after the date hereof and prior to the termination of this Agreement, there has been an Acquisition Proposal and within nine (9) months following the termination of this Agreement, either an Acquisition Proposal is consummated or Target enters into a definitive agreement providing for an Acquisition Proposal and such Acquisition Proposal is consummated within nine (9) months following execution of such definitive agreement; or

                    (iii) this Agreement is terminated by Acquiror pursuant to Section 7.1(e) or by Target pursuant to Section 7.1(f).

               (b) In the event that the Termination Fee becomes payable pursuant to Section 7.2(a), Target shall pay the Termination Fee upon the occurrence of the event giving rise to the obligation to pay the Termination Fee.

               (c) For purposes of this Section 7.2, the “Termination Fee” payable by Target shall equal $12,558,050.

               (d) The parties hereto acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that,

without these agreements, the parties would not enter into this Agreement. If Target fails to promptly pay to Acquiror any Termination Fee due hereunder, Target shall pay the costs and expenses (including legal fees and expenses) incurred by Acquiror in connection with any action, including any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. plus two percent (2%) per annum, compounded quarterly, from the date such Termination Fee was required to be paid. Payment of the Termination Fee described in this Section 7.2 shall not be in lieu of damages incurred in the event of a breach of this Agreement.

          7.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, LLC or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from a breach by a party hereto of any of its representations, warranties or covenants contained herein; provided that, the provisions of Section 5.6, this Article Seven and Article Nine shall remain in full force and effect and survive any termination of this Agreement.

          7.4 Expenses.

               (a) Subject to subsections (b), (c) and (d) of this Section 7.4, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, filing fees and the fees and expenses of advisors, accountants, legal counsel and financial printers, shall be paid by the party incurring such expense, provided that in the event the Step One Merger is consummated, any Excess Merger Fees shall be taken into account in determining the Cash Consideration in accordance with Section 1.6, and to the extent not so reduced, shall be subject to indemnification pursuant to Section 8.3. In addition, the parties agree that one-half of any filing or other fees payable to any Governmental Entity in connection with any filings pursuant to Antitrust Laws (including the HSR Act) and the filing of the Permit and, if applicable, the Registration Statement shall be paid by each of Target and Acquiror.

               (b) If Acquiror terminates this Agreement under Section 7.1(c) or Section 7.1(d), upon such termination Target shall pay Acquiror’s expenses (including attorneys and accountants fees) actually incurred in connection with the negotiation, execution, delivery and performance of this Agreement, provided that Target shall not be required to reimburse Acquiror for any such aggregate expenses in excess of $500,000.

               (c) If Target terminates this Agreement under Section 7.1(c), upon such termination Acquiror shall pay Target’s expenses (including attorneys and accountants fees) actually incurred in connection with the negotiation, execution, delivery and performance of this Agreement, provided that Acquiror shall not be required to reimburse Target for any such aggregate expenses in excess of $500,000.

               (d) At the Effective Time, Acquiror shall cause the Surviving Company to pay the cash fees and expenses of Allen & Company due in accordance with the terms of the engagement letter between Target and Allen & Company dated December 10, 2003, a copy of which has been delivered to Acquiror.

          7.5 Amendment. The Boards of Directors of the parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties; provided that no amendment shall be made after stockholder approval hereof which by law requires the further approval of stockholders without such further approval.

          7.6 Extension; Waiver. At any time prior to the Effective Time any party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that if Target waives the satisfaction of the condition in Section 6.2(h), Acquiror shall be required to waive the satisfaction of the condition in Section 6.3(q). Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE EIGHT

Escrow and Indemnification

          8.1 Survival of Representations and Warranties. All covenants and agreements to be performed prior to the Effective Time (except as otherwise contemplated herein), and all representations and warranties in this Agreement shall survive the consummation of the Mergers and continue until fifteen (15) months after the Closing Date (the “Escrow Termination Date”); provided that if any bona fide claims for indemnification have been asserted by delivery of an Officer’s Certificate in accordance with the Escrow Agreement with respect to any such representations, warranties, covenants and agreements prior to the Escrow Termination Date, such claims shall continue in effect until final resolution of such claims, and provided further that the right to indemnification under this Article Eight for Tax Claims shall continue until the termination of the Special Escrow Fund. All covenants and agreements to be performed after the Effective Time shall continue in accordance with their terms.

          8.2 Escrow Fund. As soon as practicable after the Effective Time, without any act of any stockholder of Target, a portion of the Stock Consideration consisting of 930,000 shares of Acquiror Common Stock that holders of vested Target Capital Stock are entitled to receive pursuant to Section 1.6(a) (such shares being the “Initial Escrow Shares” and, together with the New Shares, the “Escrow Shares”) and Fifteen Million Dollars ($15,000,000) of the Cash Consideration (the “Escrow Cash”) shall be deposited with Comerica Bank (or such other institution selected by Acquiror) as escrow agent (the “Escrow Agent”), such deposit to constitute the “Escrow Fund” and to be governed by the terms set forth herein and in the Escrow Agreement. Each former Target stockholder’s proportionate interest in the Initial Escrow Shares deposited into the Escrow Fund shall be based on such stockholder’s proportionate interest in the Stock Consideration payable pursuant to Section 1.6(a), and each former Target stockholder’s proportionate interest in the Escrow Cash shall be based on such stockholder’s interest in the Cash Consideration. The Escrow Shares shall be registered in the name of the Escrow Agent for so long as they constitute part of the Escrow Fund.

          8.3 Indemnification.

               (a) Indemnified Damages. Subject to the limitations set forth in this Article Eight, from and after the Effective Time, the former stockholders of Target shall protect, defend, indemnify and hold harmless Acquiror, the Interim Surviving Corporation and the Surviving Company and their respective affiliates, officers, directors, managers, members, employees, representatives and agents and each Person, if any, who controls Acquiror within the meaning of the Securities Act (Acquiror, the Interim Surviving Corporation, the Surviving Company and each of the foregoing Persons is hereinafter referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all actual losses, costs, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (including reasonable costs of investigation) (collectively, the “Damages”), that any of the Indemnified Persons incurs by reason of or as a result of (i) any misrepresentation, breach or default of, any of the representations, warranties, covenants or agreements of Target contained in this Agreement, including any exhibits, schedules, closing certificates furnished by Target or the Target Disclosure Schedule delivered pursuant hereto, for which the Indemnified Person delivers a timely written notice pursuant to the Escrow Agreement, (ii) any Excess Merger Fees that are not deducted from the Cash Consideration at the Effective Time pursuant to Sections 1.6 and 7.4, (iii) Tax Claims or (iv) fraud or intentional misrepresentation by Target or any of its subsidiaries. Damages in each case shall be net of the amount of any insurance proceeds, indemnity and contribution actually recovered by the Indemnified Person (reduced by any Tax cost to the Indemnified Person as a result of the indemnity payments). In addition, Damages shall be reduced (at the time and in the manner discussed in the following sentence) to take account of the amount of any Tax benefit realized by the Indemnified Person or any Affiliate or group of Affiliates of such Indemnified Person arising from the incurrence or payment of any such Damages. In computing the amount of any such Tax benefit, the Indemnified Person shall be deemed to realize a Tax benefit on (i) the date on which the Tax benefit is received as a refund of Taxes, or (ii) to the extent that the Tax benefit is not received as a refund of Taxes but rather is claimed as an item that reduces liability for Taxes (determined on a with and without basis), the due date (including extensions) of the Tax Return that reflects such change in liability for Taxes, in each case, based on the Indemnified Person’s good faith determination.

               (b) Limitations. Liability of the Target stockholders shall be several and not joint and the maximum liability of any former holder of the Target Capital Stock for any breach of a representation, warranty, covenant or agreement of the Target shall be limited to and paid solely from such stockholders’ proportionate interest in the Escrow Fund and, with respect to Tax Claims, the Special Escrow Fund; provided, however, that the liability of any Target stockholder for the fraud or intentional misrepresentation of Target, any of its subsidiaries or any director, officer or stockholder of Target or any of its subsidiaries in connection with this Agreement and the transactions contemplated hereby shall not be limited to the Escrow Fund and the Special Escrow Fund provided that such Person shall not be liable for Damages for such fraud or intentional misrepresentation in excess of the portion of the sum of the Merger Consideration, Additional Stock Consideration, if applicable, Earn-out Consideration, if applicable, and Series A Dividend received or to be received by such Target stockholder hereunder.

          8.4 Damages Threshold. Notwithstanding the foregoing, Acquiror may not receive any of the Escrow Shares or Escrow Cash from the Escrow Fund under Section 8.3(a)(i) unless and until a certificate signed by an officer of Acquiror (an “Officer’s Certificate”) identifying Damages in the aggregate amount in excess of $1,000,000 has been delivered to the Escrow Agent and such amount is determined pursuant to this Article Eight and the Escrow Agreement to be payable, in which case Acquiror shall receive shares (valued at the Closing Price, as adjusted for stock splits, dividends and the like) and cash from the Escrow Fund equal in value to the full amount of all Damages incurred (including such $1,000,000), as provided in Section 8.8 below.

          8.5 Escrow Period. The period during which claims for indemnification from the Escrow Fund may be initiated (the “Claims Period”) shall commence at the Effective Time and terminate on the Escrow Termination Date. Upon the expiration of the Claims Period, the Escrow Fund shall terminate with respect to all Escrow Shares and Escrow Cash in the Escrow Fund at such time; provided, however, that the number of Escrow Shares and the amount of Escrow Cash, which, subject to the provisions of this Article Eight and the Escrow Agreement (including any objection of the Stockholders’ Representative in accordance with the provisions of the Escrow Agreement), are necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to the expiration of such Escrow Period shall remain in the Escrow Fund (and the Escrow Fund shall remain in existence) until such claims have been resolved. As such claims are resolved, the Escrow Agent shall deliver to the stockholders of Target all Escrow Shares, Escrow Cash and other property remaining in the Escrow Fund and not required to satisfy such resolved claims or any remaining unresolved claims. Deliveries of Escrow Shares and Escrow Cash to the stockholders of Target pursuant to this Section 8.5 and the Escrow Agreement shall be made in proportion to their respective original contributions to the Escrow Fund.

          8.6 Distributions; Voting.

               (a) Any shares of Acquiror Common Stock or other Acquiror equity securities (including shares issued upon a stock split) (“New Shares”) issued or distributed by Acquiror in respect of the Escrow Shares or the Special Escrow Shares that have not been released from the Escrow Fund or the Special Escrow Fund, as the case may be, shall be added to the Escrow Fund or the Special Escrow Fund, as applicable, and become a part thereof; provided, however, any other dividends or distributions on the Escrow Shares (including on the New Shares) or the Special Escrow Shares (including on the New Shares) made in cash or property shall be currently distributed to the beneficial owners of such shares. The beneficial owners of the Escrow Shares shall pay any taxes on such dividends.

               (b) The parties hereto shall cause each former stockholder of Target to have the ability to direct the voting of that number of Escrow Shares contributed to the Escrow Fund and that number of Special Escrow Shares contributed to the Special Escrow Fund on behalf of such stockholder (and on any New Shares) so long as such shares are held in the Escrow Fund or the Special Escrow Fund, as the case may be. As the record holder of such shares, the Escrow Agent shall vote such shares in accordance with the instructions of the former stockholders of Target having the beneficial interest therein and shall promptly deliver copies of all proxy solicitation materials to such stockholders. Acquiror shall show the Acquiror Common

Stock contributed to the Escrow Fund and the Special Escrow Fund as issued and outstanding on its balance sheet.

          8.7 Special Escrow Fund. If as of the Effective Time there has not been a settlement or closing agreement executed by Target and the IRS with respect to the Tax Claims or Target has not resolved such Tax Claims with no liability or ongoing obligation of Acquiror or the Surviving Company, as soon as practicable after the Effective Time, without any act of any stockholder of Target, a portion of the Stock Consideration consisting of 232,500 shares of Acquiror Common Stock that holders of vested Target Capital Stock are entitled to receive pursuant to Section 1.6(a) (such shares being the “Initial Special Escrow Shares” and, together with the New Shares, the “Special Escrow Shares”) and Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) of the Cash Consideration (the “Special Escrow Cash”) shall be deposited with the Escrow Agent, such deposit to constitute the “Special Escrow Fund” and to be governed by the terms set forth herein and in the Escrow Agreement. Each former Target stockholder’s proportionate interest in the Special Escrow Shares deposited into the Special Escrow Fund shall be based on such stockholder’s proportionate interest in the Stock Consideration payable pursuant to Section 1.6(a), and each former Target stockholder’s proportionate interest in the Special Escrow Cash deposited in the Special Escrow Fund shall be based on such stockholder’s proportionate interest in the Cash Consideration. The Special Escrow Shares deposited into the Special Escrow Fund shall be registered in the name of the Escrow Agent for so long as they constitute part of the Special Escrow Fund. The Special Escrow Fund shall remain in place until all Tax Claims have been finally resolved in accordance with Section 5.20. Upon any such final resolution, Acquiror shall be entitled to receive Special Escrow Cash and Special Escrow Shares from the Special Escrow Fund in an amount equal to any amounts paid or payable by Acquiror or the Surviving Company to the IRS or any other Governmental Entity or taxing authority with respect to the Tax Claims and Acquiror’s reasonable costs and expenses (including reasonable attorneys fees) actually incurred in connection with the Tax Claims. To the extent Special Escrow Cash or Special Escrow Shares remain in the Special Escrow Fund after all such payments to Acquiror, the Special Escrow Fund shall be promptly distributed pro rata among the former Target stockholders based on the proportionate interest of each such stockholder. Claims against the Special Escrow Fund shall be made in accordance with Section 8.8 and the Escrow Agreement, except that, in the event such final resolution involves payments to the IRS or any other Taxing authority or if Acquiror or the Surviving Company have incurred expenses for which claims can be made against the Special Escrow Fund, the Stockholders’ Representative shall not be entitled to contest the existence of the Tax Claims. In addition, the Stockholders’ Representative shall be entitled to control the process of resolving the Tax Claims provided that the Stockholders’ Representative shall not voluntarily resolve any or all Tax Claims in a manner that would result in aggregate payments therefor in excess of the Special Escrow Fund without Acquiror’s prior written consent. The Special Escrow Cash in the Special Escrow Fund shall be invested in the same manner as the Escrow Cash. Interest and income on the Special Escrow Fund shall remain in and become a part of the Special Escrow Fund.

          8.8 Method of Asserting Claims. All claims for indemnification by Acquiror, the Surviving Company or any other Indemnified Person pursuant to this Article Eight shall be made in accordance with the provisions of the Escrow Agreement. Any claims against the Escrow Fund shall be satisfied by Escrow Shares, valued at the Closing Price (as adjusted for stock splits, dividends, combinations and the like), and Escrow Cash, and any claims against the Special Escrow Fund shall be satisfied by Special Escrow Shares valued at the Closing Price (as adjusted for stock splits, dividends, combinations and the like) and Special Escrow Cash constituting the Special Escrow Fund. The number of Escrow Shares or Special Escrow Shares, as applicable, that shall be used to satisfy any such claim shall be equal to the quotient of (a) the product of (i) the amount of the claim and (ii) a fraction the numerator of which is equal to (A) the Closing Price multiplied by (B) the Stock Consideration payable pursuant to Section 1.6(a) and the denominator of which is equal to the sum of the Cash Consideration and the value of the Stock Consideration (with each share of Acquiror Common Stock valued at the Closing Price) and (b) the Closing Price. The amount of Escrow Cash or Special Escrow Cash that shall be used to satisfy any such claim, as applicable, shall be equal to the product of (i) the amount of the claim and (ii) a fraction the numerator of which is equal to the Cash Consideration and the denominator of which is equal to the sum of the Cash Consideration and the value of the Stock Consideration (with each share of Acquiror Common Stock valued at the Closing Price).

          8.9 Representative of the Stockholders; Power of Attorney. At the Effective Time, Stephen Murray shall be constituted and appointed, without further act of any stockholder of Target, as agent and attorney-in-fact (the “Stockholders’ Representative”) for each stockholder of Target (except such stockholders, if any, as shall have perfected their appraisal rights under Delaware Law), for and on behalf of stockholders of Target, (i) to give and receive notices and communications on behalf of Target stockholders, (ii) to enter into and perform the Escrow Agreement, (iii) to authorize delivery to Acquiror of Escrow Shares, Escrow Cash or other property from the Escrow Fund and Special Escrow Shares, Escrow Cash or other property from the Special Escrow Fund, as applicable, in satisfaction of claims by Acquiror or any other Indemnified Person, (iv) to object to such deliveries and any claims set forth in any Officer’s Certificate, (v) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims or any other claims against any Target stockholder or by any such stockholder against any Indemnified Person, in each case relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby, and (vi) to take all actions necessary or appropriate in the judgment of Stockholders’ Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Stockholders’ Representative shall not be personally liable or responsible to the former Target stockholders for any act he may do or omit to do hereunder so long as the Stockholders’ Representative. Without limiting the generality of the foregoing, the Stockholders’ Representative shall not incur any liability with respect to any action taken or suffered by him in reliance upon any note, direction, instruction, consent, statement or other document believed by him to be genuinely and duly authorized, nor for any action or inaction in reliance in good faith upon advice of legal counsel. If the Stockholders’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities hereunder, former Target stockholders with an interest in the Escrow Fund and the Special Escrow Fund shall, by consent of former Target stockholders that hold at least a majority of the Escrow Shares then held in the Escrow Fund and Special Escrow Shares in the Special Escrow Fund within ten (10) days after such death or disability, appoint a successor to the Stockholders’ Representative and immediately thereafter notify Acquiror of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as Stockholders’ Representative hereunder.

          8.10 Adjustment to Escrow. In the event that Acquiror pays out any amounts to holders of Dissenting Shares with respect to such shares, the Escrow Shares and Escrow Cash shall be automatically reduced by the number of Escrow Shares (including any New Shares issued with respect thereto) and amount of Escrow Cash contributed to the Escrow Fund with respect to such Dissenting Shares, and the Special Escrow Shares and Special Escrow Cash shall be automatically reduced by the number of Special Escrow Shares (including any New Shares) and amount of Special Escrow Cash contributed to the Special Escrow Fund with respect to such Dissenting Shares. Upon certification by the Acquiror to the Escrow Agent of such event, the Escrow Shares, any New Shares and the Escrow Cash contributed to the Escrow Fund, and the Special Escrow Shares, any New Shares and Special Escrow Cash contributed to the Special Escrow Fund, in each case, with respect to such Dissenting Shares shall be promptly returned to Acquiror.

ARTICLE NINE

General Provisions

          9.1 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by same-day courier, overnight delivery service or confirmed facsimile, provided that if delivered on a date that is not a business day or after 5:00 p.m. on a business day (in each case at the place of delivery), such notice shall be deemed delivered on the next succeeding business day, if such notice is delivered to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice,

(a)	if to Acquiror, Merger Sub or the LLC, to:

Ask Jeeves, Inc.
5858 Horton Street, Suite 350
Emeryville, CA 94608
Attention: Chief Financial Officer
Facsimile No.: (510) 985-7400
Telephone No.: (510) 985-7412

with a copy to:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Karen Dreyfus
Facsimile No.: (650) 473-2601
Telephone No.: (650) 473-2600

(b)	if to Target, to:

Interactive Search Holdings, Inc.
One Bridge Street, Suite 42
Irvington, New York 10533
Attention: Chief Financial Officer
Facsimile No.: (914) 591-2000
Telephone No.: (914) 591-0205

(c)	with a copy to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attention: Richard Millard
Facsimile No.: (650) 802-3100
Telephone No.: (650) 802-3000

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff
Facsimile No.: (212) 310-8007
Telephone No.: (212) 310-8000

          9.2 Interpretation; Certain Definitions. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” mean “including without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been either (i) provided directly to Acquiror or its counsel, (ii) with notice to Acquiror or its counsel, placed in the “data room” at the offices of Weil, Gotshal & Manges LLP in Redwood Shores, California, or (iii) solely with respect to trademark assignments, offered for review at the offices of Edwards & Angell LLP in Stamford, Connecticut. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March      , 2004. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context otherwise requires, references to “Target stockholders”, “stockholders of Target”, “former Target stockholders”, “former stockholders of Target” and similar phrases, mean the stockholders of Target immediately prior to the Effective Time.

     In this Agreement, any reference to a “Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that (i) is or is reasonably likely to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, or (ii) will prevent or materially delay consummation of the Mergers or otherwise will prevent such entity and its subsidiaries from performing their obligations under this Agreement or (iii) makes the operation of any material portion of the businesses of Target and its subsidiaries by Acquiror, the Interim Surviving Corporation or the Surviving Company illegal; except, in each case, for any change or effect that arises out of, results from or is attributable to (a) any change in conditions in the United States, foreign or global economy or capital or financial markets generally, including any change in interest or exchange rates, (b) any change in conditions (including in general legal, regulatory, political, economic or business conditions or any change in GAAP) in or otherwise generally affecting industries in which such entity or group of entities conducts business but only to the extent of such industry change, (c) the negotiation, execution, announcement or consummation of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (d) changes in the public trading price of such entity’s common stock, (e) any act of terrorism or war (whether or not threatened, pending or declared), or (f) any change in the properties, assets, liabilities, business, operations or results of operations of Target or any of its subsidiaries (i) as a result of, or in connection with, any modification, interpretation, amendment or update with respect to any contract, guidelines or policies in effect between Target and the other party to any contract listed in Section 9.2 of the Target Disclosure Schedule by such other party thereto, provided that such change occurred through the exercise of a right held by such other party under the contract as of the date hereof (it being understood that changes described in this clause (i) do not include any changes resulting from or in connection with litigation commenced by such party (or any Affiliate of such party) against Target or any of its subsidiaries arising out of the actions or omissions of Target or any of its Affiliates other than actions or omissions taken at the express request or with the express consent of Acquiror which would be reasonably likely to result in an award of damages that would be reasonably likely to constitute a Material Adverse Effect) or (ii) to the extent affecting Target’s or any of its subsidiaries’ peer-to-peer “MySearch” line of business. Solely with respect to clause (f)(i) above, the parties hereto agree to submit all disputes related thereto to final and binding mediation before a mediator associated with Judicial Arbitration & Mediation Services/Endispute, Inc. (“JAMS”). The mediator selected will have the authority to grant any party hereto all remedies otherwise available by law. Target and Acquiror will mutually agree on the mediator. In the event that the parties cannot agree upon the mediator within fifteen (15) days of submission of notice of intent to mediate a dispute, the mediator will be selected from a neutral panel provided by JAMS. The mediation will be conducted in accordance with the then-applicable JAMS rules and provide for (i) for written discovery and depositions adequate to give the parties access to documents and witnesses that the mediator concludes are essential to the dispute and (ii) for a written decision by the mediator that includes the essential findings and conclusions upon which the decision is based. Any such mediation shall be held in the San Francisco Bay Area. Target and Acquiror shall each be responsible for and pay one-half of the fees and administrative costs charged by the mediator and JAMS. Target and Acquiror each will separately pay its own counsel and other fees and expenses.

     In this Agreement, any reference to a party’s “knowledge” means (i) in the case of Target, the actual knowledge of the persons listed on Schedule 9.2(a) (“Target Subject Persons”) after inquiry by each Target Subject Person of those persons believed in good faith by such Target Subject Person to be reasonably likely to have knowledge with respect to the relevant matter as well as a reasonable review of documents available to such Target Subject Person and believed in good faith by such Target Subject Person to be reasonably likely to be relevant to the subject matter at issue, and (ii) in the case of Acquiror, the actual knowledge of the persons listed on Schedule 9.2(b) (“Acquiror Subject Persons”) after inquiry by each Acquiror Subject Person of those persons believed in good faith by such Acquiror Subject Person to be reasonably likely to have knowledge with respect to the relevant matter as well as a reasonable review of documents available to such Acquiror Subject Person and believed in good faith by such Acquiror Subject Person to be reasonably likely to be relevant to the subject matter at issue.

          9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

          9.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except (i) upon the Target stockholders with respect to a breach of Section 5.15 or 5.16(b) by Acquiror, Merger Sub or the LLC and (ii) as set forth in Sections 5.18 and 8.9.

     Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise (except in connection with the Mergers or as otherwise specifically provided herein) by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

          9.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

          9.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

          9.7 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the state and federal courts located in or for the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon it in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

          9.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and , therefore, hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

          9.9 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 9.9 shall be binding upon the parties and their respective successors and assigns.

          9.10 Attorneys’ Fees. Subject to Section 7.4, if any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, each party shall bear responsibility for its respective attorneys’ fees, costs and disbursements.

[Signature Page Follows]

     Target, Acquiror, Merger Sub and LLC have executed this Agreement as of the date first written above.

TARGET

INTERACTIVE SEARCH HOLDINGS, INC.

By:	/s/ JONAS STEINMAN

Name: Jonas Steinman

Title: Co-Chief Executive Officer

Address:	One Bridge Street, Suite 42 Irvington, New York 10533

ACQUIROR

ASK JEEVES, INC.

By:	/s/ STEVEN BERKOWITZ

Name: Steven Berkowitz

Title: Chief Executive Officer

Address:	5858 Horton Street, Suite 350 Emeryville, California 94608

MERGER SUB:

AQUA ACQUISITION CORP.

By:	/s/ STEVE SORDELLO

Name: Steve Sordello

Title: President

Address:	5858 Horton Street, Suite 350 Emeryville, California 94608

SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION

SURVIVING COMPANY:

AQUA ACQUISITION HOLDINGS LLC

By Ask Jeeves, Inc., its Manager and sole Member

By:	/s/ STEVEN BERKOWITZ

Name: Steven Berkowitz

Title: Chief Executive Officer

Address:	5858 Horton Street, Suite 350 Emeryville, California 94608

SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION

EXHIBIT A

STOCKHOLDER AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT B

STANDSTILL AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT C

STOCK RESALE AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT D

CERTIFICATE OF MERGER

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT E

CERTIFICATE OF INCORPORATION OF TARGET

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT F

BYLAWS OF TARGET

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT G

STEP TWO CERTIFICATE OF MERGER

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT H

ESCROW AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT I

AFFILIATE AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT J

CERTIFICATE OF
ASK JEEVES, INC.

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT K

CERTIFICATE OF
INTERACTIVE SEARCH HOLDINGS, INC.

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT L

OPINION OF
O’MELVENY & MYERS LLP

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT M-1

OPINION OF
WEIL, GOTSHAL & MANGES LLP

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT M-2

OPINION OF
EDWARDS & ANGELL LLP

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT N

OPINION OF
MORRIS, NICHOLS, ARSHT & TUNNEL

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.

EXHIBIT O

EMPLOYMENT AGREEMENT

Pursuant to Regulation S-K, Item 601(b)(2), the text of this attachment has not been filed. Ask Jeeves, Inc. agrees to furnish a copy of this attachment supplementally to the Commission upon request.